SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐ Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934.

or

☒ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2000

or

☐ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from _____ to _____

Commission file number _____

Capital Environmental Resource Inc.
(Exact Name of Registrant as Specified in Its Charter)

N/A
(Translation of Registrant's Name Into English)

Ontario
(Jurisdiction of Incorporation or Organization)

1005 Skyview Drive, Burlington, Ontario, Canada, L7P 5B1
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report

<u>7,196,627 shares of common stock issued and outstanding</u>

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes <u>X</u> No____

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17____ Item 18 <u>X</u>

TABLE OF CONTENTS

	Page
Item 1. Identity of Directors, Senior Management and Advisors	1
Item 2. Offer Statistics and Expected Timetable	1
Item 3. Key Information	1
Item 4. Information on the Company	8
Item 5. Operating and Financial Review and Prospects	23
Item 6. Directors, Senior Management and Employees	32
Item 7. Major Shareholders and Related Party Transactions	37
Item 8. Financial Information	38
Item 9. Listing	40
Item 10. Additional Information	40
Item 11. Quantitative and Qualitative Disclosures About Market Risk	50
Item 12. Description of Securities Other than Equity Securities	50
Item 13. Defaults, Dividend Arrearages and Delinquencies	51
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	51
Item 15. [Reserved]	51
Item 16. [Reserved]	51
Item 18. Financial Statements	51

Part I

Cautionary Statement Regarding
Forward Looking Statements

This Annual Report contains certain forward-looking statements and information with respect to the financial condition, results of operations and business of the Company and certain of the plans, objectives and market position of the Company with respect to these items that are based on beliefs of the Company's management as well as assumptions made by and information currently available to the Company. Without limiting the foregoing, any statements contained in this Annual Report that are not statements of historical fact may be deemed to be forward-looking statements, and the words "believes", "anticipates", "plans", "expects", and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty as there are certain important factors that could cause actual results, performance or events to differ materially from those anticipated including those outlined below in the section entitled "Item 3. Key Information – Risk Factors". The Company's failure to successfully address any of these factors could have a material adverse effect on the Company's results of operations. Furthermore, the Company does not assume any obligation to update these forward looking statements.

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable

Item 2. Offer Statistics and Expected Timetable

Not applicable

Item 3. Key Information

A.   Selected Financial Data

The tables below set forth selected consolidated financial data for the Company and the Company's predecessor, Western Waste Services Inc. ("Western Waste") for the periods indicated and are qualified by reference to, and should be read in conjunction with, the Company's Consolidated Financial Statements and the Notes thereto, which are included elsewhere in this Annual Report, and "Item 5. Operating and Financial Review and Prospects".

The financial data for the period ended June 5, 1997 has been derived from Western Waste's audited consolidated financial statements. The financial data as of December 31, 2000, 1999, 1998 and 1997 and the years ended December 31, 2000, 1999 and 1998 and for the period ended December 31, 1997 has been derived from Capital Environmental's audited consolidated financial statements.

The selected consolidated financial data as of December 31, 2000, 1999, 1998 and 1997 and for each of the periods presented have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). All financial information presented herein is thousand of U.S. dollars except share and per share data. All references to "$" or "dollars" mean U.S. dollars and "C$" mean Canadian dollars.

	Capital Environmental				Western Waste
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 1998	Period from inception (May 23, 1997) through December 31, 1997	Period from November 1, 1996 through June 5, 1997
	(In thousands, except share and per share data)				
Statement of Operations Data:					
Revenues	$117,008	$ 97,551	$ 62,056	$ 15,089	$ 5,680
Cost of operations	79,327	66,091	43,002	10,676	3,472
Depreciation and amortization	12,181	8,134	4,890	1,154	612
Selling, general and administrative expenses	18,622	13,118	8,490	1,389	1,658
Gain on fixed assets (1)	-	(1,100)	-	-	-
Provision for impairment of goodwill	13,500	-	-	-	-
Start-up, integration and transition costs (2)	-	-	602	4,325	-
Income (loss) from operations	(6,622)	11,308	5,072	(2,455)	(62)
Interest and finance expense	10,649	6,232	3,139	898	176
Income (loss) before income taxes and minority interest	(17,271)	5,076	1,933	(3,353)	(238)
Income tax (provision) benefit	(1,010)	(2,053)	(740)	1,398	(573)
Minority Interest	-	-	-	(117)	-
Net income (loss)	$ (18,281)	$ 3,023	$ 1,193	$ (2,072)	$ (811)
Basic net income (loss) per share	$ (2.54)	$ 0.60	$ 0.52	$ (1.51)	
Diluted net income (loss) per share	$ (2.54)	$ 0.51	$ 0.29	$ (1.51)	
Shares used in calculating basic net income (loss) per share	7,196,627	5,068,607	2,304,847	1,374,220	
Shares used in calculating diluted net income (loss) per share	7,196,627	5,976,659	4,174,172	1,374,220	

	Capital Environmental				Western Waste
	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 1998	Period from inception (May 23, 1997) through December 31, 1997	Period from November 1, 1996 through June 5, 1997
	(In thousands, except share and per share data)				
Other data:					
Net cash provided by (used in) operating activities	$ 7,362	$ 5,975	$ 3,907	$ 1,167	$ (556)
Net cash used in investing activities	(21,656)	(50,071)	(36,375)	(12,529)	(1,189)
Net cash provided by financing activities	12,925	44,379	31,304	13,918	2,759
EBITDA	5,559	19,442	9,962	(1,301)	550
EBITDA margin	4.8%	19.9%	16.1%	n.a.	9.7%
Adjusted EBITDA (3)	20,704	18,342	10,564	3,024	550
Adjusted EBITDA margin	17.7 %	18.8%	17.0%	20.0%	9.7%

	As of December 31			
	2000	**1999**	**1998**	**1997**
Balance Sheet Data:				
Cash (bank overdraft)	$ (595)	$ 1,398	$ 1,060	$ 2,473
Working capital, including cash	(24,902)	(5,547)	(994)	2,475
Property and equipment, net	50,899	40,692	25,909	19,174
Total Assets	152,959	162,314	98,337	50,495
Long-term debt, including capital lease obligations net (4)	71,442	78,199	54,589	29,022
Redeemable capital stock	-	-	21,946	13,203
Total stockholders' equity (deficit)	38,655	58,320	5,492	(1,424)

1. The gain on replacement of assets destroyed in a fire. See Note 16 of the Notes to the Company's Consolidated Financial Statements.
2. Includes the absorption of acquisition and transition costs associated with the acquisition of selected assets of Canadian Waste.
3. Adjusted EBITDA represents operating income plus depreciation and amortization, start-up, integration and transition costs. For the years ended December 31, 2000 and 1999, adjusted EBITDA also includes unusual gains and losses (see "Item 5. Operating and Financial Review and Prospects" for details of unusual gains and losses).
4. Excludes current portion of long-term debt and capital lease obligations. See Notes 7 and 8 of the Notes to the Company's Consolidated Financial Statements.

D.   Risk Factors

Prospective purchasers of the Company's common stock should consider carefully all of the information set forth in this annual report and, in particular, should evaluate the following risks in connection with an investment in the common stock. Information contained or incorporated by reference in this annual report contains forward-looking terminology such as "believes", "opinions", "expects", "may", "will", "should" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. Such statements include, without limitation, the Company's beliefs about trends in the industry and its views about the long-term future of the industry and the Company. See, e.g., "Item 5. Operating and Financial Review and Prospects" and "Item 4. Information on the Company." No assurance can be given that the future results covered by the forward-looking statements including certain risks and uncertainties that could cause actual results to vary materially from the future results covered in such forward-looking statements. Other factors could also cause actual results to vary materially from the future results covered in such forward-looking statements.

Risks Related to Capital Environmental's Competition

The competition faced by the Company from both large and small solid waste services companies may result in lost revenue

The solid waste services industry in the markets in which the Company operates is highly competitive and fragmented and requires substantial labor and capital resources. The Company competes with large, national solid waste services companies, as well as smaller regional solid waste services companies of varying sizes and resources, some of which are better capitalized, have greater name recognition or are able to provide services at a lower cost. The Company also competes with counties, municipalities and solid waste districts that maintain their own waste collection and disposal operations. Public sector operators may have financial advantages over the Company because of their access to user fees and similar charges, tax revenues and tax-exempt financing.

The Company derives a portion of its revenue from exclusive municipal contracts that require competitive bidding by potential service providers. In the future, the Company intends to bid on additional municipal contracts and to rebid on existing municipal contracts, but those bids may not succeed. In addition, the Company's non-municipal contracts generally have a term of three years or less and some of these contracts permit the Company's customers to terminate them before the end of the contract term. If the Company were unable to replace revenues from contracts lost through competitive bidding or early termination within a reasonable time period, the lost revenues could reduce earnings and result in a decline in the market price of the Company's common stock.

Competitive pressures may make it difficult or impossible to execute the Company's strategy of generating internal growth by providing additional and upgraded services, increasing sales penetration and implementing price increases.

The Company primarily depends on third parties for disposal, which could decrease earnings if these third parties increased their disposal rates and the Company was unable to pass these increases on to its customers.

To the extent the Company is dependent on third parties for disposal of its solid waste, the Company may be subject to cost increases which it cannot control or pass on to its customers. The Company delivers a substantial portion of the solid waste it collects to privately owned or operated disposal facilities under long-term contracts and to municipally owned disposal facilities. If municipalities increase their disposal rates or if the Company cannot extend its favorable long-term contracts with private owners or operators, the Company might incur significant costs.

The Company may be unable to execute on its strategy of pursuing selective divestitures or swapping opportunities.

Competition and market conditions may make the selective divestiture or swapping of assets difficult or impossible to execute and may affect the values which the Company can realize on diverstiture or swapping of assets.

Risks Related to Capital Environmental's Operations

The Company is in default under its current credit facility

As described under the section entitled "Item 13. Defaults, Dividend Arrearages and Delinquencies", the Company is in default under their current credit facilities; as a result, the lenders could at any time elect to accelerate repayment of all amounts owing under the credit facilities and enforce their rights and remedies thereunder. The Company does not have the funds to repay all of its loans if the lenders accelerate repayment.

The Company may not be able to continue as a going concern

The Company may not be able to continue as a going concern if the Company's lenders elect to accelerate the payment of indebtedness under the Company's credit facilities. Since the Company does not currently have sufficient funds to repay all of the Company's indebtedness under its credit facilities which are currently in default, as described under the section entitled "Item 13. Defaults, Dividend Arrearages and Delinquencies", the Company may not be able to continue as a going concern if the Company's lenders elect to accelerate payment under the credit facilities. In that case, the Company would likely become insolvent and subject to voluntary or involuntary bankruptcy proceedings, and the value of the Company's equity securities would likely be significantly diminished. The Company's audited financial statements on page F-2 of this annual report, include a reference to the uncertainty of the Company's ability to continue as a going concern.

The loss of key personnel could harm the implementation of the Company's operating strategies.

The Company depends on its senior management team for implementation of operating strategies including implementation of operating enhancements and efficiencies and the consolidation and reduction of its management structure and cost. The loss of one or more of the Company's senior management team could adversely affect its business because these individuals have unique knowledge and experience in the solid waste industry.

The Company may be affected by foreign exchange rates fluctuations, which could affect earnings generated by its Canadian operations.

For the year ended December 31, 2000, 77.3% of the Company's revenue was derived from its operations in Canada, and following the U.S. Asset Sale (described under "Item 4. Information on the Company – History and Development of the Company") as of April 30, 2001, approximately 93% of the Company's revenue was derived from its operations in Canada. All of the Company's Canadian revenue and a substantial majority of its Canadian expenditures are transacted in Canadian dollars. Since the Company reports its results in U.S. dollars, its revenue, expenses and earnings generated by Canadian operations will be negatively affected if the value of the Canadian dollar declines compared to the U.S. dollar. As of April 30, 2001 approximately 46% of the Company's indebtedness is denominated in U.S. dollars.

The Company may be unable to secure some contracts and permits if it cannot obtain performance bonds, letters of credit and insurance.

Municipal solid waste services contracts and permits to operate transfer stations and recycling facilities typically require the Company to obtain performance bonds, letters of credit or other means of financial assurance to secure its contractual performance. Failure to obtain means of financial assurance or adequate insurance coverage or failure to maintain existing performance bonds or letters of credit could prevent the Company from obtaining or maintaining municipal contracts or operating permits that require them. Losses of permits or contracts, if not replaced, would reduce the Company's earnings, which could result in a decline in the price of its common stock. Obtaining performance bonds or letters of credit is dependent on the Company's creditworthiness.

Waste reduction programs may reduce the volume of waste available for collection.

Waste reduction programs may reduce the volume of waste available for collection in some areas where the Company operates and therefore reduce its revenues in those areas. This loss of revenue, if not replaced, could result in lower earnings and a decline in the market price of the Company's common stock. Some areas in which the Company operates offer alternatives to landfill disposal, such as recycling, composting and incineration. In addition, state, provincial and local authorities increasingly mandate recycling and waste reduction at the source and prohibit the disposal of certain types of wastes, such as yard wastes, at landfills.

The Company may be subject to limitations on landfill permitting and expansion.

The Company may not be able to obtain, re-permit or expand landfill sites or enter into agreements, which will give it long-term access to landfill sites in its markets. The resulting increased costs could reduce the Company's earnings and result in a decline in the market price of its common stock. The Company currently owns 1 landfill located in the province of Alberta and operates 4 landfills under an agreement with a Canadian municipality which holds the permits for the landfills. The Company's ability to meet its growth objectives may depend in part on its ability to acquire, lease or expand landfills, develop new landfill sites or enter into agreements which will give it long-term access to landfill sites in its markets. In some areas in which the Company operates, suitable land for new sites or expansion of existing landfill sites may be unavailable. Permits to expand landfills are often not approved until the remaining permitted disposal capacity of a landfill is very low. If the Company were to exhaust its permitted capacity at its landfill, its ability to expand internally could be limited, and it could be required to cap and close that landfill and forced to dispose of collected waste at more distant landfills or at landfills operated by its competitors or other third parties.

The Company may become liable for landfill closing cost.

The Company currently owns 1 landfill located in the province of Alberta and it operates 4 landfills. As an owner of a landfill, the Company will have material financial obligations to pay closure and post-closure costs. The Company's obligations to pay closure or post-closure costs for landfills that it owns or may acquire could exceed its reserves or accruals for these costs. This could reduce the Company's earnings in the future, which could result in a decline in the market price of its common stock.

The Company is subject to changing environmental regulation, which may make it difficult for it to obtain or maintain the permits and approvals needed to operate.

The Company is subject to evolving environmental and land use laws and regulations in Canada and the United States. The enactment of additional regulations or the more stringent enforcement of existing regulations could materially and adversely affect the Company's business and financial condition. To own and operate solid waste facilities, the Company must obtain and maintain licenses or permits, as well as zoning, environmental and/or other land use approvals. It has become increasingly difficult, costly and time-consuming to obtain required permits and approvals to build, operate and expand solid waste management facilities, including landfills and transfer stations. The process often takes several years, requires numerous hearings and compliance with zoning, environmental and other requirements and is resisted by citizen, public interest or other groups. The Company may not be able to obtain and maintain the permits and approvals needed to own, operate or expand solid waste facilities. Canada and the United States impose stringent controls on the design, operation, closure and post-closure care of solid waste facilities, which could require the Company to undertake investigative or remedial activities, curtail operations or close a facility temporarily or permanently. In the future, the Company may be required to modify, supplement or replace equipment or facilities at substantial costs.

The Company may have potential environmental liabilities, which may result in substantial costs.

The Company is subject to liability for environmental damage at solid waste facilities that it owns or operates, including damage to neighboring landowners or residents, particularly as a result of the contamination of soil, groundwater or surface water, and especially drinking water and the costs of this liability can be very substantial. An uninsured claim against the Company, if successful and of sufficient magnitude could increase costs and liabilities to an unacceptable level. The Company's potential liability may include damage resulting from conditions existing before it purchased or operated these facilities. The Company may also be subject to liability for any off-site environmental contamination caused by pollutants or hazardous substances that it or its predecessors arranged to transport, treat or dispose of at other locations.

In addition, the Company may be held legally responsible for liabilities as a successor owner of businesses that it acquires or has acquired. These businesses may have liabilities that the Company fails or is unable to discover, including liabilities arising from noncompliance with environmental laws by prior owners.

The Company's insurance program may not cover all liabilities associated with environmental cleanup or remediation.

The Company is a defendant in a lawsuit which, if successful, could force it to seek protection from the bankruptcy court.

On October 12, 1999, Lynn Bishop and L&S Bishop Enterprises Inc. (collectively "Bishop") commenced an action against the Company, Capital Environmental Alberta Inc. and Tony Busseri, the former Chairman of the Company, in which Bishop claims damages in the aggregate amount of $7.5 million, being $2.0 million for alleged wrongful termination, and $5.1 million for misrepresentations allegedly made in the course of purchasing Bishop's shares in Western Waste, as well as $0.3 million for punitive damages, as more fully described under "Item 8,

Financial Information – Legal Proceedings". Due to the Company's limited working capital, if it cannot successfully defend this action, it would be forced to seek protection from the bankruptcy court. That circumstance would likely have a material and negative impact on the value of the Company's stock.

It may be difficult to bring and enforce suits against the Company.

Capital Environmental is a corporation incorporated in the province of Ontario under the Business Corporations Act (Ontario). A majority of the Company's directors must be residents of Canada, and all or a substantial portion of their assets are located outside of the United States. In addition, a substantial portion of the Company's assets are located in Canada. As a result, it may be difficult for the Company's stockholders to serve notice of a lawsuit on Capital Environmental or its non-U.S. directors within the United States. Because many of the Company's assets are located in Canada, it may be difficult for the Company's stockholders to enforce in the United States judgments of United States courts. Torys, the Company's Canadian counsel, has advised the Company that Canadian courts have in the past refused to enforce a judgment based solely on United States federal securities laws on the grounds, among others, that those laws had no extraterritorial effect or are penal in nature. Accordingly, the Company's Canadian counsel advises that there is some doubt whether an action of this type could be brought successfully in a Canadian court.

Item 4. Information on the Company

A.   History and Development of the Company

Capital Environmental Resource Inc., a company incorporated under the Business Corporations Act (Ontario), is a regional, integrated solid waste services company that provides collection, transfer, disposal and recycling services. Capital Environmental was founded in May 1997 in order to take advantage of consolidation opportunities in the solid waste industry in markets other than major urban centres in Canada and the northern United States. The Company began operations in June 1997 when it acquired selected solid waste assets and operations in Canada from Canadian Waste Services Inc. and its parent, USA Waste Services, Inc. Since commencing operations, the Company has acquired 46 solid waste services businesses in Canada and the United States, including 43 collection operations, 11 transfer stations, recycling processing facilities and a contract to operate 4 landfills. In addition, the Company owns and operates 1 landfill in Coronation, Alberta. The consolidated operations presently serve over 694,000 residential, commercial and industrial customers . For the year ended December 31, 2000, 77.3% of the Company's revenue was derived in Canada. Largely as a result of acquisitions, the Company believes that it has become one of the largest solid waste services companies in Canada, and that it has significant opportunities for further growth in Canada.

As at April 30, 2001, the Company has 6 service areas through which it currently serves 23 markets in Canada and 2 markets in the United States. The Company believes that these 25 market areas provide significant opportunities for growth because:

(a)   there are generally fewer competing national solid waste services companies in these markets;

(b)   some of these markets have strong projected economic and population growth rates;

(c)   there is adequate disposal capacity available in these markets; and

(d)   the Company's management team has substantial knowledge of these markets.

In addition, the Company believes that the Canadian market is particularly attractive. The Company is the only publicly held company headquartered in Canada that has the Canadian solid waste market as a focus of its strategy.

In the markets in which the Company operates, it seeks to secure arrangements for the disposal of the solid waste collected in order to maintain competitive prices for collection services. The Company disposes of waste collected at privately owned landfills and transfer stations pursuant to long-term disposal agreements which the Company believes are at or below market rates, at municipally owned landfills, which generally charge the same disposal rates to all customers, and at other third-party disposal sites. Additionally, the Company disposes waste collected at the Company's transfer stations, from which the waste is transported to remote disposal sites where the Company has favorable disposal contracts, or to its own landfill in Coronation, Alberta.

On April 2, 2001 the Company entered into an agreement with Waste Management, Inc. for the sale of substantially all of its assets used in connection with its operations in Rochester, New York; Syracuse, New York and Williamsport, Pennsylvania for a total cash purchase price of approximately $21.0 million (the "U.S. Asset Sale").

The net cash proceeds (after taking into account a hold back plus transaction and other related costs) from the transaction of approximately $16.4 million was to be used to repay indebtedness under the Company's combined $102.0 million Credit Facility and Term Loan (the "Senior Debt Facility"). In connection with this repayment, the senior lenders have agreed to modifications to the Senior Debt Facility, to exclude the effects of the transaction for the purpose of determining the Company's compliance with its financial covenants. In addition, the senior lenders have agreed that they will not take action under the credit facilities with respect to certain defaults by the Company provided the Company satisfies certain conditions, including that it continues to make reasonable progress towards a transaction to reduce or refinance the Senior Debt Facility by $16.0 million by June 15, 2001.

Capital Environmental's corporate offices are located at 1005 Skyview Drive, Burlington, Ontario, Canada L7P 5B1. The Company's telephone number is (905) 319-1237 and its web site is http://www.capitalenvironmental.com.

B.   Business Overview

Industry Overview

According to *Waste Age*, the United States solid waste services industry generated $36.9 billion in revenues during 1997. Based on the fact that Canada's population is one-tenth the size of the population of the United States and has similar economic and demographic characteristics, the Company believes that the Canadian solid waste services industry generated revenues of approximately one-tenth those of the United States solid waste services industry, or $3.7 billion, in 1997. In Canada, the solid waste industry is comprised of a small number of large national competitors, a substantial number of small private operators and municipal governments that own waste collection and disposal operations. In Canada, municipalities provide waste collection services to approximately 43% of Canadian residents and own a substantial majority of the nation's solid waste landfills.

The Company believes that the solid waste industry in secondary markets of Canada is characterized by the following:

(a)   a large number of private solid waste services companies suitable for acquisition in these markets;

(b)   generally fewer competing national solid waste services companies in these markets; and

(c)   some of these markets have strong projected economic and population growth rates.

In addition, the Company believes that the Canadian market for solid waste services has the following specific attributes:

(a)   pricing structures for collection and disposal services are generally higher than in the United States;

(b)   a large portion of the residential solid waste collection and disposal market is municipally controlled, creating privatization opportunities; and

(c)   exclusive municipal contracts and franchise agreements are frequently granted to a single operator.

The solid waste services industry in both Canada and the United States has undergone significant consolidation and integration since 1990.   The Company believes that this consolidation and integration in both Canada and the United States has been caused primarily by:

(a)   the ability of larger operators to achieve certain economies of scale;

(b)   in the United States, the trend for companies to selectively integrate collection and disposal capabilities where publicly available disposal is not readily available at competitive rates;

(c)   the continued privatization of solid waste collection and disposal services by municipalities and other governmental bodies and authorities; and

(d)   stringent environmental regulation and enforcement in the United States and in certain Canadian provinces, resulting in increased capital requirements for collection companies and landfill operators in those areas.

Economies of Scale. Larger operators achieve economies of scale by expanding the breadth of services and density in their market areas, and through vertical integration where such integration provides these operators with an economic advantage. Control of the waste stream in their market areas, combined with access to significant financial resources to make acquisitions, has allowed larger solid waste collection and disposal companies to be more cost-effective and competitive.

Selective Integration of Collection and Disposal Operations. In Canada, operators also seek to establish integrated solid waste service networks, where doing so provides an economic advantage. However, since landfills in Canada are predominantly municipally owned, and the strict regulatory framework in certain Canadian provinces makes it difficult for private companies to obtain permits to build landfills, the Company believes owning landfills in certain regions has not been a significant component of the disposal strategy for operators in Canada.

Privatization of Collection and Disposal Services. In the provinces in which the Company operates, city or municipal governments have historically provided a variety of solid waste services using their own personnel. Over time, many municipalities have opted to contract out their solid waste collection and disposal services to the private sector. Privatization is often an attractive alternative for municipalities due, among other reasons, to the ability of integrated operators to leverage their economies of scale to provide the community with a broader range of services which enable the municipality to reduce its own capital asset requirements. The Company believes that these factors have caused municipality's throughout Canada to consider privatization and have created significant growth opportunities for solid waste services companies in Canada.

Increased Regulatory Impact. Stringent industry regulations such as the Environmental Protection Act in Ontario and the Waste Management Act in British Columbia and the Subtitle D Regulations in the United States have resulted in rising operating and capital costs and have accelerated consolidation of the solid waste industry in those provinces and in the United States. Many smaller industry participants have found the costs and technical expertise required by these regulations difficult to bear and have decided to either close their operations or sell them to larger operators. According to the Ontario, Alberta and British Columbia Ministries of Environment, in these provinces there are approximately 600 to 700 operating landfill sites, of which less than 20 are privately owned. This lack of private landfill ownership is due to the strict regulatory framework in these Canadian provinces, which makes it difficult for private companies to obtain permits to build new landfills or expanding existing privately owned landfills. Accordingly, most landfills in Canada are owned by the municipality in which the landfill is located. Municipally owned landfills in Canada typically charge all customers the same price per ton of waste disposed, regardless of the customer's size or the volume of waste it disposes of at the facility.

Seasonality

The Company expects the results of operations to vary seasonally, with revenues typically lowest in the first quarter of the year, higher in the second and third quarters, and lower in the fourth quarter than in the third quarter. The seasonality is attributable to a number of factors. First, less solid waste is generated during the late fall, winter and early spring because of decreased construction and demolition activity. Second, certain operating costs are higher in the winter months because winter weather conditions slow waste collection activities, resulting in higher labor costs, and rain and snow increase the weight of collected waste, resulting in higher disposal costs, which are calculated on a per ton basis. Also, during the summer months, there are more tourists and part-time residents in some of the service areas in Ontario, resulting in more residential and commercial collection. Consequently, the Company expects operating income to be generally lower during the winter.

Capital Environmental's Objectives and Strategies

The Company's objective is to continue to build a leading solid waste services company in its markets. Throughout the last three and a half years, the Company's main focus was on growth through acquisition. Having established a presence in 28 markets, the Company has turned its focus to internal growth and profitability. In April 2001, the Company disposed of 3 markets in the United States consisting of Rochester, New York; Syracuse, New York and Williamsport, Pennsylvania.

The Company's strategy for achieving these objectives, which was implemented in August of 2000 is to:

(a) generate internal growth by providing additional and upgraded services, increasing sales penetration and implementing price increases;

(b) implement operating enhancements and efficiencies;

(c) consolidate and reduce its management structure and cost; and

(d) pursue selective divestitures or asset exchanges whereby the Company's overall profitability is enhanced.

Further acquisitions will not be executed unless they are of a "direct tuck-in" nature in one of the Company's existing markets and can be executed well within its debt capabilities.

The Company has established standards for each of its markets which set operating criteria for collection, transfer, disposal and other operations. These standards or "key factors" are reviewed monthly by market and line of business along with the operating and financial reviews.

The Company uses the TRUX® software program as its operating system and the GREAT PLAINS® software program for its financial system. Though the TRUX® system has been used since the Company's inception, the financial system was changed to GREAT PLAINS® in 2000 to allow for the integration of all market financial information into one centralized accounting system.

Operations

Commercial, Industrial and Residential Waste Services

As of December 31, 2000, the Company served approximately 694,000 customers, comprised of approximately 30,500 commercial clients, approximately 5,500 industrial clients and approximately 658,000 residential and other clients. Following the U.S. Asset Sale (as described under "Item 4. Information on the Company – History and Development of the Company") the total number of customers as of April 2, 2001 was approximately 618,000, comprised of approximately 25,000 commercial clients, approximately 5,000 industrial clients and approximately 588,000 residential and other clients.

The Company disposes of the waste it collects in one of five ways:

- at municipally owned landfills or incinerators that generally charge the same per-ton disposal rates to all customers;
- under long-term disposal contracts with private landfill owners or operators at market rates or, in some instances, at below market rates;
- through the Company's own transfer stations that give it access to remote landfill sites;
- at privately owned landfills on an as needed basis; or
- at its own landfill at Coronation, Alberta.

The Company's commercial and industrial services are performed principally under one to three year service agreements or shorter term purchase orders. Fees are determined by a variety of factors, including collection frequency, level of service, route density, the type, volume and weight of the waste collected, type of equipment and containers furnished, the distance to the disposal or processing facility, the cost of disposal or processing and prices charged by competitors for similar service. The Company's ability to pass on price increases is sometimes limited by the terms of its contracts. The Company's long-term solid waste collection contracts with municipalities typically contain a formula, generally based on a pre-determined published price index, for automatic adjustment to fees to cover increases in some, but not all, operating costs plus a pass-through of any disposal cost increases. Collection of larger volumes associated with commercial and industrial waste streams generally helps improve operating efficiencies, and consolidation of these volumes allows the Company to negotiate more favorable disposal prices. The Company's commercial and industrial customers use portable containers for storage, enabling the Company to service many customers with fewer collection vehicles. Commercial and industrial collection vehicles normally require one operator. The Company provides two to eight cubic yard containers to commercial customers and 10 to 50 cubic yard containers to industrial customers. No single commercial or industrial contract is material to the Company's results of operations.

The Company generates fees under exclusive municipal contracts that grant it the right to service all or a portion of the residences in a specified community for a set fee. As of December 31, 2000, the Company had 60 municipal contracts, some of which were awarded by the same municipality. Municipal contracts are typically awarded on a competitive bid basis and thereafter on a bid or negotiated basis. No single municipal contract is material to the Company's results of operations. Similarly, the Company has long-term franchise agreements, with the cities of Red Deer, Alberta and Penticton, British Columbia. Under the terms of each of these agreements, the Company has exclusive rights to provide a range of solid waste services to the community. In Red Deer, the service provisions are commercial and residential, and in Penticton, commercial, industrial and residential. Each of the franchise agreements was bid on a competitive bid basis. Rates for all service provisions are set for the term of the agreement.

Fees for residential solid waste services performed on a subscription basis are based primarily on route density, the frequency and level of service, the distance to the disposal or processing facility, the cost of disposal or processing and prices charged in its markets for similar service. No single residential subscription arrangement is material to the Company's results of operations.

Transfer Station Services

The Company has an active program to own and operate transfer stations proximate to its operations. Currently, the Company operates 10 transfer stations in Edmonton, Alberta; Abbotsford, British Columbia; Barrie, Bracebridge, Brampton, Hamilton, Kingston, Newmarket, Orillia and Scarborough, Ontario. Each transfer station receives, compacts and transfers solid waste to larger vehicles for transport to landfills. The Company generally seeks to establish a transfer station network in service areas where it can gain access to remote disposal capacity at rates that are lower than local municipal or third-party disposal options. The Company believes that additional benefits of building a transfer station network include:

- negotiating for more favorable disposal rates at remote landfill sites;
- improving utilization of collections personnel and equipment; and
- building relationships with municipalities and private operators that deliver waste, which can lead to additional growth opportunities.

Landfills

The Company seeks to pursue an integrated approach to the solid waste business whereby it will own landfills in those areas where ownership provides an economic advantage and not own landfills in markets which provide ample disposal capacity and equal access to disposal sites for all solid waste collection companies. The markets in which the Company currently operates are distinguished by one or more of the following characteristics:

- most landfills within a reasonable hauling distance are municipally owned and charge common disposal rates;
- the Company has entered into a long-term disposal contract with a private landfill owner or operator at or below market rates;
- excess disposal capacity exists in the market resulting in a depressed market rate structure and little incentive to own landfills.

The Company operates landfills in the towns of Bracebridge and Gravenhurst, Ontario under a landfill management contract with the District Municipality of Muskoka. The Company intends to rebid this contract when it expires. The responsibility for closure and post-closure costs including any financial assurance requirements and cell development costs remains with the municipal owner of the landfills.

On February 3, 2000, the Company completed the purchase of the Paintearth Municipal Landfill in Coronation, Alberta. The Paintearth assets acquired include a landfill which is permitted to accept solid waste, construction and demolition waste and certain special wastes, together with a composting facility, a bio-remediation facility, and a material recycling facility. The landfill consists of 160 acres zoned for waste disposal and another 310 acres of contiguous land that is suitable for future expansion. It is estimated that the 160 acres, has capacity for 4.6 million metric meters or 3.2 million tonnes. The Company estimates that it has at least 25 years of remaining airspace in the current 160-acre parcel. There is a 200,000 tonnes per year tonnage restriction on the landfill. This landfill will be used as the disposal site for certain of the Company's operations in western Canada and wastes generated by the oil field industry.

The following chart sets forth the disposal characteristics of each of the Company's current market areas asset as of April 30, 2001:

Market Area	Capital Processing/ Transfer Station	Long-term Disposal Contract	Municipal Ownership of Local Landfills
Ontario			
Eastern Ontario			
Kingston..................................	✓		
Ottawa.....................................		✓	
Peterborough/Lindsay...........			✓
Mid Ontario			
Brampton.........................	✓		✓
Scarborough.......................	✓		
Northern Ontario			
Barrie.....................................	✓		✓
Bracebridge (1).......................	✓		✓
Keswick...................................			✓
Newmarket.............................	✓		
Orillia......................................	✓		✓
Southwestern Ontario			
Brantford................................			✓
Hamilton.................................	✓		
Kitchener................................			✓
Sarnia.....................................		✓	
Western Canada			
Alberta			
Edmonton...............................	✓	✓	
Calgary...................................			✓
Coronation(2).....................			✓
Red Deer................................			✓
British Columbia			
Abbotsford..............................	✓		✓
Comox.....................................			✓
Kamloops...............................		✓	
Parksville................................			✓
Penticton................................			✓
Vernon....................................			✓
United States			
Canton..............................		✓	
Columbus...........................		✓	

1. Includes four landfills that the Company currently operate under a municipal contract with the District Municipality of Muskoka in the towns of Bracebridge and Gravenhurst.
2. Owned landfill permitted to accept solid waste, construction and demolition waste and certain special wastes together with a composting facility, a bio remediation facility, and a material recycling facility.

Recycling

The Company offers municipal, commercial and industrial customers services for a variety of recyclable materials, including cardboard, office paper, plastic containers, glass bottles, fiberboard, and ferrous and aluminum metals. The Company operates four recycling processing facilities in Barrie, Bracebridge, Keswick, and Lindsay, Ontario and sells other collected recyclable materials to third parties for processing before resale. In an effort to reduce the Company's exposure to commodity price fluctuation on recycled materials, it has adopted a pricing strategy of charging collection and processing fees for recycling volume collected from third parties. The Company believes that recycling will continue to be an important component of provincial, state and local solid waste management plans, due to the public's increasing environmental awareness and regulations that mandate or encourage recycling.

Other Specialized Services

Other specialized waste management services consist primarily of contract waste management services for chain stores with multiple locations. Under a contract management program, the Company has secured exclusive contracts to provide comprehensive waste management services to large companies on a national or regional basis. These services are performed directly by the Company or, in areas where the Company has no present operations, by subcontractors. The Company expects that the percentage of revenues attributable to the contract management program will decline as other businesses continue to grow. In addition, in certain market areas, the Company provides portable toilet services for certain special events or construction sites.

The Company's specialized waste management services described above generated revenues of $9.5 million for the year ended December 31, 2000, representing approximately 8.2% of its total revenue for this period.

Sales and Marketing

The Company markets its services on a decentralized basis principally through its general managers and direct sales representatives. This structure enables the Company to deliver better customer service by encouraging employees to develop cross-functional expertise. The Company emphasizes providing quality service to ensure customer retention and believes that it will attract customers in the future because of a reputation for quality service.

The Company sales representatives visit customers on a regular basis and call upon potential new customers within a specified territory or service area, including high-growth areas in existing markets and in markets the Company does not currently serve.

In Canada, most residential waste collection and disposal services are provided to a municipality or other government authority through exclusive municipal contracts or franchise agreements and these residential services typically are not provided directly to individual customers. The Company has been the successful bidder for new contracts with municipalities and other governmental agencies and believes that opportunities for obtaining these contracts are increasing due to trends among municipalities to privatize or outsource solid waste services. Accordingly, the Company's sales representatives monitor existing markets and new market areas for opportunities to bid for municipal contracts which will provide an appropriate rate of return.

The Company has a diverse customer base. No single contract or customer accounted for more than 2.0% of revenues during the year ended December 31, 2000.

Competition

The solid waste services industry in Canada is highly competitive and fragmented and requires substantial labor and capital resources.

The Canadian solid waste industry presently includes one large national waste company: Waste Management, Inc., operating through its Canadian subsidiary, Canadian Waste. In 2000, Browning-Ferris Industries, Inc. disposed of substantially all of its Canadian operations. Those assets were subject to a consent agreement with the Competition Bureau of Canada and were acquired by Canadian Waste and a company carrying on business as BFI Canada. The Company believes BFI Canada to be of similar size to the Company and to have a Canadian operating focus. The Company believes that there are currently no other publicly held solid waste companies operating in Canada.

Certain of the secondary markets in which the Company competes are served by one or more large, national solid waste companies, as well as by numerous regional and local solid waste companies of varying sizes and resources, some of which have accumulated substantial goodwill in their markets. The Company also competes with operators of alternative disposal facilities, including incinerators, and with counties, municipalities, and solid waste districts that maintain their own waste collection and disposal operations. Public sector operations may have financial advantages over the Company, because of their access to user fees and similar charges, tax revenues and tax-exempt financing.

The Company competes for collection, transfer and disposal volume based primarily on the price and quality of services. From time to time, competitors may reduce the prices of their services in an effort to expand their market share or service areas or to win competitively bid municipal contracts. These practices may cause the Company to reduce the prices of its services or, if it elects not to do so, to lose business.

The Company derives a portion of its revenue from exclusive municipal contracts that require competitive bidding by potential service providers. In the future, the Company intends to bid on additional municipal contracts and to rebid existing municipal contracts, but these bids may not succeed.

Regulation

The Company is subject to evolving Canadian federal, provincial and local and United States federal, state and local environmental laws and regulations, the enforcement of which has become increasingly stringent in recent years. The United States regulations affecting the Company are administered by the Environmental Protection Agency and other federal, state and local environmental, zoning, health and safety agencies and government offices. The Canadian environmental regulations affecting the Company are administered by a variety of federal, provincial and local agencies and government offices. The Company believes that it is currently in substantial compliance with material applicable federal, provincial, state and local environmental laws, permits, orders and regulations, and does not currently anticipate any material environmental costs necessary to bring existing operations into compliance, although there can be no assurance in this regard. The Company anticipates that regulation, legislation and regulatory enforcement actions related to the solid waste services industry will continue to increase. The Company attempts to anticipate future regulatory requirements and to plan in advance as necessary to comply with them.

To transport and manage solid waste, the Company must possess and comply with one or more permits from federal, provincial, state or local agencies and government offices. These permits also must be periodically renewed and may be modified or revoked by the issuing agency.

The principal federal, provincial, state and local statutes and regulations that apply to the Company's operations are described below.

Canadian Regulation

The Company's operations and activities in Canada are subject to a number of environmental statutes and regulations at the federal, provincial and local level. Among other things, these laws impose restrictions designed to control air, soil and water pollution and regulate health, safety, zoning, land use and the handling of hazardous and non-hazardous wastes. This regulatory framework imposes significant compliance burdens and risks. Management believes that the Company is currently in substantial compliance with material applicable environmental laws. The laws of Ontario, Quebec, British Columbia and Alberta principally govern operations.

Canada. In order to meet its commitments under the Basel Convention, the federal government is in the process of developing regulations to control the export of solid, non-hazardous waste that is destined for final disposal in any other country, including the United States. Regulations are expected to be in place by 2003.

Ontario. Ontario's Environmental Protection Act, including Ontario Regulation 558, which regulates general waste management and Regulation 232/98, which regulates landfill standards, prescribes the principal standards for waste management systems, transfer and disposal sites. It also creates environmental offenses for spills, unlawful discharges of failure to comply with permits or approvals.

The operation of a waste management system or a transfer or disposal site requires a certificate of approval or a provisional certificate of approval issued by the Ontario Ministry of the Environment under Part V of the Ontario Environmental Protection Act. Regulations 347 and 232/98 prescribe standards for the location, maintenance and operation of transfer or disposal sites. Changes to Regulation 347 were made on September 20, 2000, which amended it to Regulation 558. The requirements of the new regulation which effectively harmonize the Ontario hazardous waste definitions and characterization process with that of the United States, became effective March 31, 2001.

These changes are not expected to have a material impact on the Company's business.

Contravention of the Ontario Environmental Protection Act or the related regulations may result in substantial fines that could equal or exceed the amount of monetary benefit acquired as a result of the commission of the offense. Enforcement and compliance orders and injunctions may also be granted against persons in breach of the legislation or the regulations.

Alberta. Alberta's environmental laws have been largely consolidated in the Environmental Protection and Enhancement Act which comprehensively regulates the management and control of waste, including hazardous waste, and creates offenses for spills and other matters of non-compliance. The Waste Control Regulation deals in detail with the identification of wastes and requirements for the handling, storage and disposal of waste. Failure to comply with these requirements may expose the Company to substantial liabilities or penalties. Waste management facilities currently permitted under the Alberta Public Health Act and including the Company's landfill in Paintearth, must be permitted by Alberta Environment no later than 2006 and re-permitted every 10 years. New landfill design standards are being developed by Alberta Environment that may require the Company to construct or operate future landfill cells and infrastructure to a higher and potentially more costly standard than currently allowed.

British Columbia. Operations in British Columbia are regulated primarily through that province's Waste Management Act and the regulations under that Act. This legislation authorizes the making of regulations and policies to comprehensively address waste management issues. It also creates offenses related to unlawful discharges and other matters. The Company may be subjected to administrative orders and/or prosecutions for breach of regulatory requirements that could result in the imposition of substantial costs or penalties that could materially affect its financial position. Various other provincial statutes, such as the Environmental Management Act and the Transportation of Dangerous Goods Act deal generally with environmental matters and could impact operations in British Columbia.

Quebec. Quebec's Environmental Quality Act and the regulations pursuant thereto prescribe the principal standards for waste management systems, transfer and disposal sites.

The establishment and operation of a waste management system, or a part of a waste management system, requires an operating permit under the Environmental Quality Act. To obtain a modification of the activities or materials referred to in a permit, the permit holder must satisfy the conditions for the issuance of a permit, which apply to the new materials or activities to be covered by the permit.

Contravention of the Environmental Quality Act, or the related regulations or permits issued under the Act or regulations may result in fines which may equal the amount of monetary benefit acquired as a result of the commission of the offense, and the Minister of the Environment may make orders to cease certain activities.

United States Regulation

The Resource Conservation and Recovery Act of 1976. RCRA regulates the generation, treatment, storage, handling, transportation and disposal of solid waste and requires states to develop programs to ensure the safe disposal of solid waste. RCRA divides solid waste into two groups, hazardous and non-hazardous. Wastes classified as hazardous under RCRA are subject to much stricter regulation than wastes classified as non-hazardous.

In October 1991, the EPA adopted the Subtitle D Regulations governing solid waste landfills. The Subtitle D Regulations, which generally became effective in October 1993, include location restrictions, facility design standards, operating criteria, closure and post-closure requirements, financial assurance requirements, groundwater monitoring requirements, methane gas emission control requirements, groundwater remediation standards and corrective action requirements. The Subtitle D Regulations also require new landfill sites to meet more stringent liner design criteria to keep leachate out of groundwater. Each state is required to revise its landfill regulations to meet these requirements or these requirements will be automatically imposed by the EPA on landfill owners and operators in that state. Each state is also required to adopt and implement a permit program or other appropriate system to ensure that landfills in each state comply with the Subtitle D Regulations. Various states in which the Company operates or in which the Company may operate in the future have adopted regulations or programs as stringent as, or more stringent than, the Subtitle D Regulations.

The Federal Water Pollution Control Act of 1972. The Clean Water Act regulates the discharge of pollutants from a variety of sources into waters of the United States. If run-off from the Company's transfer stations or run-off or collected leachate from landfills operated or owned by the Company in the future is discharged into streams, rivers or other surface waters, the Clean Water Act would require the Company to apply for and obtain a discharge permit, conduct sampling and monitoring and, under certain circumstances, reduce the quantity of pollutants in the discharge. Also, virtually all landfills are required to comply with the EPA's storm water regulations issued in November 1990, which are designed to prevent contaminated landfill storm water run-off from flowing into surface waters. The Company believes that its transfer station facilities comply in all material respects with the Clean Water Act requirements. Various states in which the Company operates or in which the Company may operate in the future have adopted regulations that are more stringent than the federal requirements.

The Comprehensive Environmental Response, Compensation, and Liability Act of 1980. CERCLA established a regulatory and remedial program intended to provide for the investigation and cleanup of facilities where or from which a release of any hazardous substance into the environment has occurred or is threatened. CERCLA imposes strict joint and several liability for cleanup of facilities on current owners and operators of the site, former owners and operators of the site at the time of the disposal of the hazardous substances, any person who arranges for the transportation, disposal or treatment of the hazardous substances, and the transporters who select the disposal and treatment facilities. CERCLA also imposes liability for the cost of evaluation and remediation of any damage to natural resources.

The costs of a CERCLA investigation and cleanup can be very substantial. Liability under CERCLA may be based on the existence of small amounts of the more than 700 "hazardous substances" listed by the EPA, many of which can be found in household waste. If the Company were found to be a responsible party for a CERCLA cleanup, the enforcing agency could hold the Company, or any other generator, transporter or the owner or operator of the contaminated facility, responsible for all investigative and remedial costs, even if others were also liable. CERCLA gives a responsible party the right to bring a contribution action against other responsible parties for their allocable shares of investigative and remedial costs. The Company's ability to obtain reimbursement from others for their allocable shares of these costs would be limited by its ability to find other responsible parties and prove the extent of their responsibility and by the financial resources of these other parties.

The Clean Air Act. The Clean Air Act regulates emissions of air pollutants from certain landfills depending on the date of the landfill construction, and the location of the landfill and the materials disposed at the landfill. The EPA has also issued standards regulating the disposal of asbestos containing materials under the Clean Air Act. Air permits to construct may be required for gas collection and flaring systems, and operating permits may be required, depending on the estimated volume of emissions.

All of the federal statutes described above contain provisions authorizing, under certain circumstances, the institution of lawsuits by private citizens to enforce the provisions of the statutes. In addition to a penalty award to the United States government, some of those statutes authorize an award of attorneys' fees to parties successfully advancing such an action.

The Occupational Safety and Health Act of 1970. The OSH Act is administered by the Occupational Safety and Health Administration, and in many states by state agencies whose programs have been approved by OSHA. The OSH Act establishes employer responsibilities for worker health and safety, including the obligation to maintain a workplace free of recognized hazards likely to cause death or serious injury, to comply with adopted worker protection standards, to maintain certain records, to provide workers with required disclosures and to implement certain health and safety training programs. Various OSHA standards may apply to the Company's operations, including standards concerning notices of hazards, the handling of asbestos and asbestos-containing materials, and worker training and emergency response programs.

Flow Control/Interstate Waste Restrictions. Certain permits and approvals, as well as certain state and local regulations, may limit a landfill to accepting waste that originates from specified geographic areas, restrict the importation of out-of-state waste or otherwise discriminate against out-of-state waste. These restrictions, generally known as flow control restrictions, are controversial, and some courts have held that some flow control schemes violate constitutional limits on state or local regulation of interstate commerce. From time to time, federal legislation is proposed that would allow some local flow control restrictions. Although no such federal legislation has been enacted to date, if this federal legislation should be enacted in the future, states in which the Company operates or, in the future owns, landfills could act to limit or prohibit the importation of out-of-state waste or direct that wastes be handled at specified facilities. These state actions could adversely affect any landfills the Company may own in the future. These restrictions may also result in higher disposal costs for collection operations. If the Company were unable to pass these higher costs through to its customers, the Company's business, financial condition and results of operations could be adversely affected.

Even in the absence of federal legislation, certain state and local jurisdictions may seek to enforce flow control restrictions through local legislation or contractually and, in certain cases, the Company may elect not to challenge these restrictions based on various considerations. These restrictions could result in the volume of waste going to landfills being reduced in certain areas, which may adversely affect the Company's ability to operate landfills it may own in the future at their full capacity and/or reduce the prices that it can charge for landfill disposal services. If the Company owns landfills in the future, these restrictions may also result in higher disposal costs for its collection operations. If the Company were unable to pass these higher costs through to its customers, its business, financial condition and results of operations could be adversely affected.

State and Local Regulation. Each state in which the Company now operates or may operate in the future has laws and regulations governing the generation, storage, treatment, handling, transportation and disposal of solid waste, occupational safety and health, water and air pollution and, in most cases, the siting, design, operation, maintenance, closure and post-closure maintenance of landfills and transfer stations. In addition, many states have adopted statutes comparable to, and in some cases more stringent than, CERCLA. These statutes impose requirements for investigation and cleanup of contaminated sites and liability for costs and damages associated with these sites, and some provide for the imposition of liens on property owned by responsible parties. Furthermore, many municipalities also have ordinances, local laws and regulations affecting the Company's operations. These include zoning and health measures that limit solid waste management activities to specified sites or activities, flow control provisions that direct the delivery of solid wastes to specific facilities, laws that grant the right to establish franchises for collection services and then put these franchises out for bid, and bans or other restrictions on the movement of solid wastes into a municipality.

Permits or other land use approvals with respect to a landfill, as well as state or local laws and regulations, may specify the quantity of waste that may be accepted at the landfill during a given time period, and/or specify the types of waste that may be accepted at the landfill. Once an operating permit for a landfill is obtained, it must generally be renewed periodically.

There has been an increasing trend at the state and local level to mandate and encourage waste reduction at the source and waste recycling, and to prohibit or restrict the disposal of certain types of solid wastes, such as yard wastes, leaves and tires, in landfills. The enactment of regulations reducing the volume and types of wastes available for transport to and disposal in landfills could affect the Company's ability to operate its transfer facilities at full capacity.

Some state and local authorities enforce certain federal laws in addition to state and local laws and regulations. For example, in some states, RCRA, the OSH Act, parts of the Clean Air Act and parts of the Clean Water Act are enforced by local or state authorities instead of by the EPA, and in some states those laws are enforced jointly by state or local and federal authorities.

Public Utility Regulation. The rates that landfill operators may charge are regulated in many states by public authorities. The adoption of rate regulation or the reduction of current rates in states in which the Company owns or operates landfills in the future could have an adverse effect on its business, financial condition and results of operations.

Risk Management, Insurance and Performance Bonds

The Company maintains environmental and other risk management programs that it believes are appropriate for its business. The Company's environmental risk management program includes evaluating existing facilities and potential acquisitions for environmental law compliance. The Company does not presently expect environmental compliance costs to increase above current levels, but cannot predict whether future changes in applicable laws or future acquisitions will result in an increase in these costs. The Company also maintains a worker safety program that encourages safe practices in the workplace. Operating practices at all of the Company's operations emphasize minimizing the possibility of environmental contamination and litigation. The Company believes that its facilities substantially comply with material applicable Canadian and United States federal, provincial and state regulations.

The Company carries a broad range of insurance for the protection of its assets and operations that it believes are customary to the solid waste management industry, including pollution liability coverage. Specifically, the Company maintains pollution liability coverage of not less than $1.0 million per occurrence subject to a deductible. The Company's insurance program may not cover all liabilities associated with environmental cleanup or remediation.

Some of the Company's municipal solid waste services contracts, supply contracts and permits to operate transfer stations and recycling facilities require it to obtain performance bonds, letters of credit or other means of financial assurance to secure its contractual performance. The Company has not experienced difficulty in obtaining performance bonds or letters of credit for its current operations. At December 31, 2000, the Company had provided customers and various regulatory authorities with bonds and letters of credit in the aggregate amount of approximately $10.2 million to secure its obligations.

C. Organizational Structure

The Company owns and operates its operating units both directly and indirectly through wholly owned subsidiaries. As at April 30, 2001, virtually all of the Company's Canadian operations were directly owned through the parent company Capital Environmental Resource Inc. and the Company's remaining United States operations were indirectly owned through United States subsidiaries with Capital Environmental Holdings, Inc. (a Delaware corporation and a wholly owned subsidiary of the Company) being the sole shareholder of the various subsidiaries.

D. Property, Plant and Equipment

The Company owns 6 parcels of real property, located in Brantford, Kitchener, Ottawa and Sarnia, Ontario; Parksville, British Columbia and Coronation, Alberta. The Brantford, Kitchener, Ottawa, Sarnia and Parksville facilities are used for administration, dispatch and maintenance. The Company owns the Brantford, Kitchener, Ottawa, Parksville and Sarnia properties free of any mortgage, lien or encumbrance, other than those relating to its credit facility.

On February 3, 2000, the Company purchased the Paintearth Municipal Landfill in Coronation, Alberta. The Paintearth assets acquired include a landfill which is permitted to accept solid waste, construction and demolition waste and certain special wastes, together with a composting facility, a bio-remediation facility, and a material recycling facility. The landfill consists of 160 acres zoned for waste disposal and another 310 acres of contiguous land that is suitable for future expansion. It is estimated that the 160 acres has capacity for 4.6 million metric meters or 3.2 million tonnes. The Company estimates that it has at least 25 years of remaining airspace in the current 160-acre parcel. There is a 200,000 tonnes per year tonnage restriction on the landfill. This landfill will be used as the disposal site for certain of the Company's western Canadian operations and for disposal of non-hazardous oilfield wastes such as contaminated soils and produced sands.

As of December 31, 2000, the Company leased a total of 33 facilities and other real properties used in the solid waste operations. The Company leases its corporate headquarters in Burlington, Ontario under a lease that expires in June 2003.

As of December 31, 2000, the Company owned approximately 654 and leased approximately 41 waste collection vehicles and related support vehicles. The Company believes that its vehicles, equipment and operating properties are well maintained and adequate for its current operations. However, the Company expects to make investments in additional equipment and property for expansion and replacement of assets and in connection with future acquisitions.

For a more detailed discussion of environmental issues that may affect the Company's utilization of their properties reference is made to "Item 3. Key Information – Regulation" and "Item 3. Key Information – Risk Factors".

Item 5. Operating and Financial Review and Prospects

The following discussion is based on, and should be read in conjunction with "Item 3. Key Information" and the Company's Consolidated Financial Statements and Notes thereto included elsewhere herein.

Overview

Capital Environmental Resource Inc. is a regional, integrated solid waste services company that provides collection, transfer, disposal and recycling services. The Company was founded in May 1997 in order to take advantage of consolidation opportunities in the solid waste industry in markets other than major urban centers in Canada and the northern United States. The Company began operations in June 1997 when it acquired selected solid waste assets and operations in Canada from Canadian Waste Services Inc. and its parent, USA Waste Services, Inc.

From the time of commencing operations, to December 31, 2000, the Company acquired 46 solid waste services businesses in Canada and the United States, including 43 collection operations, 11 transfer stations, 4 recycling processing facilities and a contract to operate 4 landfills and 1 transfer station. In addition, the Company owns and operates a landfill in Coronation, Alberta.

On April 2, 2001 the Company entered into an agreement with Waste Management, Inc. for the sale of substantially all of its assets used in connection with its operations in Rochester, New York; Syracuse, New York and Williamsport, Pennsylvania for a total cash purchase price of approximately $21.0 million. The Company still owns its contract management business and its hauling operations in Ohio; however, it is seeking buyers for these assets. The Company expects to record a loss on disposition of its United States assets in the range of $4.0 million to $5.0 million in 2001 relating to severance, lease by-outs, professional fees, receivable allowances and provisions for sale agreement adjustments.

A. Operating Results

The following table sets forth items in the Consolidated Statement of Operations as a percentage of revenues and the percentage changes in the dollar amounts of these items compared to the previous years.

				% Dollar Change	
	2000	**1999**	**1998**	**2000 Over 1999**	**1999 Over 1998**
Revenues	100.0	100.0	100.0	19.9	57.2
Cost of operations	67.9	67.8	69.2	20.0	53.7
Depreciation and amortization expense	10.4	8.3	7.9	49.8	66.3
Selling, general and administrative expenses	15.9	13.4	13.7	42.0	54.5
Provision for impairment of goodwill	11.5	-	-		
Gain on fixed assets	-	(1.1)	-		
Start-up, integration and transition costs	-	-	1.0		
Income (loss) from operations	(5.7)	11.6	8.2		122.9
Interest and financing expense	9.1	6.4	5.1	70.9	98.5
Income (loss) before income taxes	(14.8)	5.2	3.1		162.6
Income tax provision	0.8	2.1	1.2	(50.8)	177.4
Net income (loss)	(15.6)	3.1	1.9		153.4
Adjusted EBITDA	17.7%	18.8%	17.0%	12.9	73.6

Revenue

The Company's revenues are attributable primarily to fees charged to customers for solid waste collection, disposal, transfer and recycling services. The Company derives a substantial portion of its collection revenues from commercial, industrial and municipal services that are generally performed under service agreements or pursuant to contracts with municipalities. Certain of the Company's residential collection services are performed on a subscription basis with individual households. Landfill and transfer customers are charged a tipping fee on a per ton basis for disposing of their solid waste at the Company's transfer stations and landfill. Commercial and residential recycling revenues consist of revenues from sale of recyclable commodities. Contract management and other specialized services include revenues primarily from two landfills operated under contract and other revenue from the sale and leasing of compactors. The Company's revenues are shown net of intercompany eliminations. The Company typically establishes its intercompany transfer pricing based upon prevailing market rates.

The table below shows, for the years indicated, the percentage of the Company's revenues attributable to services provided. The increase in the Company's residential collection and commercial and residential recycling revenues as a percentage of revenues in fiscal 2000 compared to fiscal 1999 is primarily attributable to the impact of the Company's acquisition of collection businesses during these periods and successful bids on significant residential contracts, as well as to internal growth through price and business volume increases. The decrease in the Company's commercial and industrial collection revenues and in the Company's contract management and other specialized serves revenues as a percentage of revenues in fiscal 2000 compared to fiscal 1999 is mainly due to a proportionately greater increase as the result of acquisitions in other lines of business as well as a decline of these lines of business primarily in the United States.

The increase in the Company's collection revenues as a percentage of revenues in fiscal 1999 and fiscal 1998 is primarily attributable to the impact of the Company's acquisition of collection businesses during these periods, as well as to internal growth through price and business volume increases. The decrease in the Company's transfer station revenues as a percentage of revenues in fiscal 1999 and fiscal 1998 is mainly due to a proportionately greater increase in collection and other revenues occurring as the result of acquisitions in those areas. As the Company acquires collection businesses from which it previously had derived transfer station or disposal revenues, the acquired revenues are recorded by the Company as collection revenues after the business is acquired.

The sources of revenue and growth rates are as follows: ($thousands)

	2000		1999		1998		Growth Rates 2000 over 1999	Growth Rates 1999 over 1998
Commercial and industrial collection	$ 66,132	56.5%	$55,778	57.1%	$37,234	60.0%	18.6%	49.8%
Residential collection	26,918	23.0	21,232	21.8	11,853	19.1	26.8	79.1
Transfer station and landfill	9,859	8.4	8,177	8.4	4,964	8.0	20.6	64.7
Commercial and residential recycling	4,585	3.9	3,294	3.4	993	1.6	39.2	231.7
Contract management and other specialized services	9,514	8.2	9,070	9.3	7,012	11.3	4.9	29.3
	$117,008	100.0%	$97,551	100.0%	$62,056	100.0%	19.9	57.2

The acquisitions completed in 2000 primarily consisted of landfill operations and commercial and residential collection. On February 3, 2000 the Company purchased the Paintearth Municipal Landfill in Coronation, Alberta. The assets acquired included a landfill, a composting facility, a bio-remediation facility and a material recycling facility. The landfill consists of 160 acres zoned for waste disposal with an estimated capacity of 3.2 million tonnes or at least 25 years of remaining airspace. In addition, the Company experienced increased revenue from existing residential contracts.

Management's estimates of the components of changes in the Company's consolidated revenue are as follows:

	2000	1999
Price	1.7%	2.4%
Volume	(0.7)	2.6
Acquisitions, net of divestitures	18.7	52.0
Foreign currency translation	0.2	0.2
Total	19.9%	57.2%

The 19.9% increase in revenue growth in 2000 was primarily a result of acquisitions made in 1999 and 2000. In 2000, 4 acquisitions were completed with annualized revenues of approximately $7.2 million compared to 21 acquisitions in 1999 with annualized revenue of approximately $30.9 million. Pricing growth in 2000 reflects a disposal price reduction in a United States market place, which has been passed on to customers. Excluding these price rollbacks, pricing growth was 2.1% in 2000.

The revenue growth in 1999 was primarily as a result of acquisitions and the Company experienced strong internal growth throughout the year.

Revenue and growth in revenue from geographic components are as follows: ($thousands)

	2000		1999		1998		Growth Rates	
							2000 over 1999	1999 over 1998
Canada	$ 90,410	77.3%	$72,027	73.8%	$42,042	67.7%	25.5%	71.3%
United States	26,598	22.7	25,524	26.2	20,014	32.3	4.2	27.5%
	$117,008	100.0%	$97,551	100.0%	$62,056	100.0%	19.9%	57.2%

The growth in revenue in Canada has exceeded the growth in revenue in the United States in both fiscal 2000 and 1999 as acquisitions have primarily been focused on the Canadian market.

Cost of operations

Cost of operations include labor, fuel, equipment maintenance, tipping fees paid to third-party disposal facilities, worker's compensation and vehicle insurance, the cost of materials purchased to be recycled, subcontractor expense and local, state or provincial taxes. Cost of operations for the year ended December 31, 2000 was $79.3 million compared to $66.1 million for the year ended December 31, 1999. The 20.0% increase in cost of operations was attributable primarily to increases in the Company's revenues described above. Unusual charges incurred during the year included a gain of approximately $0.3 million primarily related to a $0.5 million business interruption gain net of $0.2 million of costs associated with certain national accounts. The gain on business interruption insurance was due to a fire at one of the Company's material recycling/transfer station facilities which was destroyed in 1999. Cost of operations as a percentage of revenue for the year ended December 31, 2000 remained virtually unchanged from December 31, 1999 at 67.9% versus 67.8%. The cost of operations remained virtually constant as a percentage of revenue primarily as a result of the synergies achieved from integrating acquisitions during the past 12 months, the benefit of insurance proceeds received, price increases put through during the year offset by the additional costs associated with certain national accounts and adverse weather in certain market areas. Cost of operations for the year ended December 31, 1999 was $66.1 million compared to $43.0 million for the year ended December 31, 1998. The 53.7% increase in the cost of operations was attributable primarily to increases in the Company's revenue described above. Cost of operations as a percentage of revenue for the year ended December 31, 1999 was improved at 67.8% compared with 69.2% in 1998. The cost of operations decreased as a percentage of revenue primarily as a result of the synergies achieved from integrating acquisitions during the past 12 months. In addition, cost of operations improved due to greater use of transfer stations and private landfill contracts at reduced disposal rates. The cost of operations as a percentage of revenues fluctuates quarterly due to the seasonal nature of the business, with the second and third quarters having generally higher margins.

Selling, general and administrative expenses

Selling, general and administrative ("SG&A") expenses include management, clerical, financial, accounting and administrative compensation and overhead costs associated with the marketing and sales force, professional services and community relations expense. SG&A expenses for the year ended December 31, 2000 were $18.6 million compared to $13.1 million for the period ended December 31, 1999. The $5.5 million or 42.0% increase primarily relates to approximately $1.9 million of unusual charges which occurred in 2000 including costs related to failed acquisitions, severance costs, restructuring fees, an employment contract renegotiation, legal fees and various associated costs. In addition, the Company incurred costs associated with being a public company for a full twelve months in 2000 versus approximately seven months in 1999. As a percentage of revenues, SG&A expenses increased to 15.9% in 2000 from 13.4% in 1999 due to the factors described above. SG&A expenses for the year ended December 31, 1999 were $13.1 million compared to $9.1 million for the year ended December 31, 1998. The 44.3% increase primarily relates to additional management, consulting and related costs to support the Company's level of growth, additional requirements related to the mid-year change to a public company net of a $0.6 million charge in 1998 related to start-up, integration and transition costs. As a percentage of revenues, SG&A expenses decreased to 13.4% in 1999 from 14.7% in 1998 as a result of the larger revenue base. As part of the Company's acquisition program, certain administrative functions are centralized allowing for SG&A costs to increase at a slower level than the rate of revenue growth.

Depreciation and amortization expense

Depreciation and amortization expense includes depreciation of fixed assets over the estimated useful life of the assets using the straight-line method, the amortization of goodwill over 40 years and the amortization of other intangible assets over appropriate time periods. The Company has accounted for all business acquisitions since inception using purchase accounting, which has resulted in significant amounts of goodwill being included on the balance sheet. Depreciation and amortization expense for the year ended December 31, 2000 was $12.2 million compared to $8.1 million for the same period in 1999. The 49.8% increase was primarily due to additional depreciation and write-downs of $1.1 million in 2000 to reflect adjustments to the estimated lives and the scrapping of certain equipment as well as the impact of capital expenditures over the past twelve months, fiscal 2000 acquisitions and a full year contribution of 1999 acquisitions. As a percentage of revenues, depreciation and amortization expense increased to 10.4% in 2000 from 8.3% in 1999, primarily due to the additional depreciation and write-downs and other items noted above. Depreciation and amortization expense for the year ended December 31, 1999 was $8.1 million compared to $4.9 million for the same period in 1998. The 66.3% increase was primarily due to acquisition activity over the past twelve months and a full year contribution of the 1998 acquisitions. As a percentage of revenues, depreciation and amortization expense increased to 8.3% in 1999 from 7.9% in 1998, primarily due to the impact of acquisitions and capital expenditures in the year. As a result of losses experienced by the Company's U.S. operations during fiscal 2000, the Company carried out a review for impairment of the long lived assets related to the U.S. operations and the related goodwill. Based on the estimated future un-discounted cash flows and after considering the proceeds of the subsequent sale of the U.S. assets which occurred on April 2, 2001, the Company determined that the related goodwill was impaired and accordingly, as at December 31, 2000, an impairment loss of $13.5 million was recorded to reduce the carrying amount of the goodwill associated with the U.S. assets to its estimated fair value.

Interest and financing expense

In the year ended December 31, 2000, interest expense increased 70.9% to $10.6 million from $6.2 million for the period ended in 1999. The overall increase in interest expense over the prior year, was primarily a result of an increase in the weighted average interest rates on the Senior Debt Facility to 8.6% in 2000 compared to 7.3% in 1999, an increase in the average level of outstanding debt due to borrowing to finance acquisition activity over the past 12 months and an increase in amortization of deferred financing costs related to the third amendment of the Senior Debt Facility and cost associated with that amendment. Interest and financing expense increased 98.5% in fiscal 1999 to $6.2 million from $3.1 million for the period ended in 1998. The overall increase over the prior year was primarily a result of an increase in the average level of outstanding debt due to borrowing to finance acquisition activity over the past twelve months, an increase in the weighted average rate of interest on the Senior Debt Facility from 7.0% in 1998 to 7.3% in 1999, and an increase in amortization of deferred financing costs.

Income Taxes

The effective income tax rate on loss during 2000 was negative 5.8% compared to 40.4% in 1999. The negative 2000 effective rate was primarily due to the impact of a write-down of non-tax deductible goodwill of $13.5 million related to the U.S. operations and a valuation allowance of approximately $2.3 million taken against the Company's Canadian tax loss carryforwards available. The effective income tax rate on income during 1999 was 40.4% compared to 38.3% in 1998. The increased rate over the prior year primarily related to the higher proportion of acquisitions in Canada, which has a higher tax rate than the United States, and the increase in non-deductible goodwill amortization associated with acquisitions in 1999.

Financial Condition

As of December 31, 2000, 1999 and 1998 the Company's capital structure consisted of: ($thousands)

	2000		1999		1998		Change 2000 over 1999	1999 over 1998
Long-term debt	$ 97,928	69.7%	$ 86,349	57.7%	$ 54,583	64.9%	$11,579	$ 31,766
Capital lease obligations	3,969	2.8	4,995	3.3	2,107	2.5	(1,026)	2,888
Redeemable and convertible Stock	-	-	-	-	21,946	26.1	-	(21,946)
Stockholders' equity	38,655	27.5	58,320	39.0	5,492	6.5	(19,665)	52,828
	$140,552	100.0%	$149,664	100.0%	$ 84,128	100.0%	$(9,112)	$ 65,536

The $11.6 million increase in long-term debt at December 31, 2000 compared to December 31, 1999 is primarily a result of the $27.7 million in borrowings since December 31, 1999, which includes approximately $8.0 million to finance acquisitions. The remainder of the borrowings related to borrowings for capital expenditure requirements. These increases were partly offset by repayments of $13.6 million primarily for the repayment of subordinate promissory notes payable with the remainder of the change primarily related to the effect of foreign currency translation on long-term debt.

Shareholders' equity decreased by $19.7 million due to a loss of $18.3 million and a foreign currency translation adjustment loss of $1.4 million related to the weakening of the Canadian dollar.

The $31.8 million increase in long-term debt at December 31, 1999 compared to December 31, 1998 is primarily a result of the $62.9 million in borrowings during 1999 and includes approximately $45.7 million to finance acquisition activity and $6.9 million related to the redemption of redeemable common stock. The remainder of the borrowings related to working capital financing and capital expenditure requirements. These increases were partly offset by repayments of $37.8 million, including $30.7 million of the net proceeds from the IPO, which were used to repay a portion of the Company's outstanding indebtedness under the Senior Debt Facility. The remainder of the change primarily relates to the effect of foreign currency translation on long-term debt and the increase in long-term liabilities related to acquisitions.

The decrease in the redeemable stock as at December 31, 1999 relates to the combination of stock redeemed for cash, with the remainder due to the conversion to Common Shares upon the completion of the initial public offering ("IPO"). Shareholders' equity increased by $52.8 million at December 31, 1999 compared to December 31, 1998 primarily as a result of $32.0 million in net after-tax proceeds for the IPO, $17.5 million on the conversion of redeemable stock and net earnings of $3.0 million.

B. Liquidity and Capital Resources

The Company's capital requirements include acquisitions, working capital increases and fixed asset replacement. The Company plans to meet capital needs through various financial sources, including internally generated funds, debt and equity financing. As of December 31, 2000, adjusted working capital was $5.6 million, excluding the current portion of long-term debt. The Company generally applies the cash generated from its operations that remains available after satisfying working capital and capital expenditure requirements to reduce indebtedness under the Senior Debt Facility and to minimize cash balances. Working capital requirements are financed from internally generated funds.

For the year ended December 31, 2000, net cash provided by operations was $7.4 million, compared to $6.0 million in the prior year. This increase was primarily due to higher revenues in 2000 compared to 1999 and lower working capital requirements compared to the prior year offset by higher interest expenses.

For the year ended December 31, 2000, net cash used in investing activities was $21.7 million, consisting primarily of acquisitions of $8.0 million and capital expenditures of $14.4 million. During 2000, the Company received proceeds of $1.4 million related to the replacement of assets destroyed in 1999. The Company intends to fund capital expenditures principally through internally generated funds. The net cash used in investing activity decreased to $21.7 million from the $50.1 million in the prior year primarily due to the reduced acquisition activity partially offset by increased capital expenditures in the current year.

For the year ended December 31, 2000, net cash provided by financing activities was $12.9 million. This was provided primarily from net borrowings of $12.9 million. The $31.5 million decrease from the $44.4 million provided by financing activities in the prior year was primarily due to the decreased acquisition activity partly offset by increased capital expenditures.

As of December 31, 2000 approximately $96.8 million of the Senior Debt Facility was utilized. The Senior Debt Facility is secured by all of the Company's assets, including the interest in the equity securities of the Company's subsidiaries. Of the $96.8 million outstanding at December 31, 2000, approximately $42.8 million consisted of U.S. dollar loans bearing interest at 11.1% and approximately $54.0 million consisted of Canadian dollar loans bearing interest at 10.3%.

The Senior Debt Facility may be used for working capital, other general corporate purposes, and acquisitions approved by the lenders. The Senior Debt Facility is collateralised by an interest in the real property of the Company, an interest in all of the present and future personal property of the Company, an assignment of all present and future property insurance of the Company, an assignment of all material contracts of the Company, the equity securities of the Company's subsidiaries and a general security interest in all of the assets of the Company.

The Senior Debt Facility contains certain covenants and restrictions regarding, among other things, minimum equity requirements, maximum interest coverage ratios, maximum capital expenditures, maximum total debt to consolidated earnings before interest, depreciation, and taxes ratios and maximum total debt to equity ratios. Additionally, while the Senior Debt Facility remains in force, the Company is not permitted to pay cash dividends on its capital stock. As at December 31, 2000, the Company was in compliance with the covenants of the Senior Debt Facility.

As at June 30, 2000 and September 30, 2000, the Company was in breach of certain financial covenants under the Senior Debt Facility. The Company negotiated with its lenders and on December 4, 2000 signed a third amendment to the Senior Debt Facility.

Pursuant to the third amendment, the availability under the Senior Debt Facility decreased to $103.0 million from $110.0 million. Under the third amendment, the availability under the Credit Facility and Term Loan will be mandatorily reduced at the end of each calendar quarter by $765 thousand and $235 thousand per quarter, respectively in 2001 and further reduced by $956 thousand and $294 thousand per quarter respectively for each of the first three calendar quarters of 2002. The Term Loan has an additional commitment reduction of $3,398 thousand on November 1, 2002 and terminates on November 27, 2004. The Credit Facility terminates on November 1, 2002.

In addition to the above noted commitment reductions, the Senior Debt Facility, subject to certain restrictions in the Term Loan agreement, has commitment reductions for annual excess cash flows, certain asset sales and upon the termination of certain hedging agreements. Additional requirements under the third amendment included a requirement to provide the Senior Debt Facility lenders with a binding letter of commitment for an equity issuance or subordinated debt financing with net proceeds of $25.0 million by March 15, 2001 and to receive such proceeds by June 1, 2001. An additional requirement under the Senior Debt Facility is to provide the lenders, by August 1, 2002, with a binding letter of commitment from one or more lenders in an amount sufficient to repay in full the Senior Debt Facility.

On March 15, 2001, the Company provided a notice of default to its bank syndicate indicating that the binding letter of commitment condition was not met and as a result the Company was in default of its Senior Debt Facility.

On April 2, 2001, the Company sold to Waste Management, Inc. substantially all of its assets used in connection with its operations in Rochester, New York; Syracuse, New York, and Williamsport, Pennsylvania for a total sale price of approximately $21.0 million.

The net cash proceeds (after taking into account a holdback plus transaction and other related costs) from the transaction, of approximately $16.4 million, were used to repay the Senior Debt Facility. In connection with this repayment, a fourth amendment was executed on March 30, 2001 in which the Senior Debt Facility lenders agreed to exclude the effects of the U.S. asset sale for the purposes of determining the Company's compliance with its financial covenants and have agreed not to take action under the Senior Debt Facility provided that the Company satisfies certain conditions, including that it continues to make reasonable progress towards a transaction to reduce or refinance the Senior Debt Facility by $16.0 million on or before June 15, 2001.

The Company may not be able to continue as a going concern if the Company's lenders elect to accelerate the payment of indebtedness under the Company's credit facilities. Since the Company does not currently have sufficient funds to repay all of the Company's indebtedness under its credit facilities which are currently in default, as described under the section entitled "Item 13. Defaults, Dividend Arrearages and Delinquencies", the Company may not be able to continue as a going concern if the Company's lenders elect to accelerate payment under the credit facilities. In that case, the Company would likely become insolvent and subject to voluntary or involuntary bankruptcy proceedings, and the value of the Company's equity securities would likely be significantly diminished. The Company's audited financial statements on page F2 of this annual report, include a reference to the uncertainty of the Company's ability to continue as a going concern.

At December 31, 2000, the Company had, subject to the covenants and restrictions described in the preceding paragraphs and including letters of credit, up to $1.4 million (December 31, 1999 – $34.6 million) of unused availability under the Senior Debt Facility. The weighted average rate of interest on the Senior Debt Facility for the year ended December 31, 2000 was 8.6% (1999 – 7.3%; 1998 – 7.0%).

C. Trend Information

Seasonality

The Company's expects the results of operations to vary seasonally. For a more detailed explanation see "Item 4 – Information on the Company – Business Overview – Seasonality".

Inflation and prevailing economic conditions

To date, inflation has not had a significant effect on the Company's operations. Consistent with industry practice, many of the Company's contracts provide for a pass-through of certain costs, including increases in landfill tipping fees and, in some cases, fuel costs. The Company believes, therefore, that it should be able to implement price increases to offset many cost increases resulting from inflation. However, competitive pressures may require the Company to absorb at lease part of these cost increases, particularly during periods of high inflation.

Item 6. Directors, Senior Management and Employees

A.   Directors and Senior Management

The following table sets forth information concerning the Company's directors and senior management:

Name	Age	Position	Year Appointed to Board	Year Term Expires	Principal business activities outside the Company
George Boothe	42	President	N/A	N/A	None
Bruce Cummings	61	Director & Chairman	2000	2002	Consultant
David Langille	38	Executive Vice President, Chief Financial Officer(1)	N/A	N/A	None
Allard Loopstra	54	Chief Operating Officer and Director (1) (3)	2000	2002	None
David Lowenstein	39	Director (1) (2) (3)	2000	2002	Consultant
Bruce McMaken…………….	41	Member Executive Committee (1)	N/A	N/A	Senior Vice President, Sanders Morris Harris Inc.
Dennis Nolan	46	Executive Vice President, Secretary and General Counsel	N/A	N/A	None

(1) Member of the Executive Committee.
(2) Member of the Audit Committee.
(3) Member of the Compensation Committee.

Allard Loopstra was appointed Vice President of the Company in June 1997, Chief Operating Officer in January 1998 was President from April 1998 to December 1999 and has been a Director of Capital Environmental since June 1998. Mr. Loopstra has more than nine years of experience in the solid waste industry and more than 30 years of senior and executive management experience. He served as a general manager of Canadian Waste, where he managed certain of its Ontario based operations from 1992 to June 1997. Mr. Loopstra held various senior positions with Slater Industries, a steel company, from 1974 to 1992, including Vice President of Sales and Marketing, Vice President of Materials and Engineering Services and President. Mr. Loopstra graduated with Honors in Business Administration from Mohawk College.

George Boothe was appointed President in December 1999. Prior to that appointment, Mr. Boothe was Executive Vice President and Chief Financial Officer of the Company. Mr. Boothe has more than ten years of experience in the solid waste industry in both financial operations and general management roles. From April 1996 to December 1998, Mr. Boothe was a district manager for Waste Management Inc. and its various predecessors. From January 1994 to March 1996, Mr. Boothe was a market area controller for Laidlaw Waste Systems. From July 1990 to December 1993, Mr. Boothe was Laidlaw's corporate controller and director of financial operations. Mr. Boothe is a chartered accountant with a B.A. in Economics from the University of Western Ontario and a Bachelor of Commerce from the University of Windsor.

Bruce Cummings has served as Director of the Company since July 1999 and became Chairman in August 2000. Mr. Cummings was formerly Managing Director of Investment Banking at Salomon Smith Barney from 1987 to the end of 1998 specializing in the environmental services industry. Mr. Cummings played an integral role in numerous public equity offerings, mergers/acquisitions and debt offerings for companies in the environmental services industry. Mr. Cummings is currently engaged by Sanders Morris Harris as a consultant and serves on the Investment Committee of the Environmental Opportunities Funds.

David Langille was appointed Executive Vice President and Chief Financial Officer of the Company in December 1999. Mr. Langille has more than 16 years senior and executive management experience in international growth oriented companies. From 1998 to 1999 Mr. Langille served as Vice President, Treasurer for Cott Corporation, a soft drink manufacturer on the Toronto Stock Exchange and NASDAQ having overall responsibility for worldwide treasury, tax and financial planning. From 1989 to 1997, Mr. Langille served as both Treasurer and Controller of TVX Gold Inc. TVX Gold Inc. is an international mining company listed on the NYSE and the Toronto Stock Exchange. Mr. Langille holds an Honours degree in Business Administration from Wilfrid Laurier University (1985) and is both a Chartered Accountant (1987) and Certified Management Accountant (1987).

David Lowenstein has served as Director of the Company since June 1999 and a Director of F.Y.I. Incorporated since February 1995. Since January 2000, Mr. Lowenstein has been a Consultant to F.Y.I. Incorporated. From February 1995 to December 1999, Mr. Lowenstein was employed by F.Y.I. in various capacities including Executive Vice President, Corporate Development and Acquisitions. From November 1997 through December 1999, Mr. Lowenstein was F.Y.I.'s Treasurer. From July 1996 through November 1997, Mr. Lowenstein held the additional position of F.Y.I.'s Chief Financial Officer. Additionally, Mr. Lowenstein served, since February 1994, as Vice President, Business Development of Laidlaw Waste Systems, Inc., with overall responsibility for Laidlaw Waste System's acquisition and divestiture program in North America. Mr. Lowenstein has been responsible for the acquisition and divestiture of over 150 businesses in North America and Europe. Mr. Lowenstein holds a B.A. in Economics from Sir Wilfrid Laurier University and an M.S. in Public and Business Administration from Carnegie Mellon University.

Buce McMaken is a member of the Executive Committee of the Company. He has been employed by Sanders Morris Harris Inc. ("SMH"), an investment banking firm, since 1992, where he currently serves as a Senior Vice President. Mr. McMaken serves as one of the managers of Environmental Opportunities Fund, Ltd. and Environmental Opportunities Fund II, two private equity funds managed by affiliates of SMH. He is also a director of IESI Corporation, a private solid waste collection and disposal company and Knight Trading Group Inc., a leading wholesale market maker for equities and derivatives. He received his B.A. degree from Cornell University in 1981.

Dennis Nolan was appointed Executive Vice President, Secretary and General Counsel of the Company in November 1999. Mr. Nolan served as General Counsel and Secretary to Browning-Ferris Industries Ltd. from July 1994 to September 1999. Mr. Nolan has more than six years of experience in the solid waste industry and more than 17 years experience as corporate legal counsel. Mr. Nolan was called to the bar of Ontario in 1982.

Changes in the Board of Directors

On August 2, 2000 the Company announced that Tony Busseri, the Chief Executive Officer of the Company prior to that time, was no longer an employee of the Company. Mr. Busseri resigned from the Board of Directors on November 7, 2000. Mr. Kenneth Leung also resigned on that date in order to ensure compliance with the residency restrictions contained in the Business Corporations Act (Ontario) and the Company's By-Laws. Bruce Cummings, a member of the Board of Directors since 1999 assumed the position of Chairman of the Board of Directors. The Company also announced that a newly created four member Executive Committee made up of Allard Loopstra, David Lowenstein, David Langille and Bruce McMaken would undertake the duties of Chief Executive Officer on an interim basis.

B.   Compensation

Compensation of Directors

Currently, each independent Director receives a fee of $9,000 per annum, payable in three equal instalments on March 31, June 30 and September 30 or in such other periodical instalments as the Board may from time to time determine, in addition to reimbursement of reasonable expenses.

Non-employee members of the Board of Directors who are directors on the day of the annual meeting of the Corporation and are re-elected to the Board are granted an option to purchase 13,847 shares on the January 1 of the year immediately following the year in which such annual meeting was held. If a non-employee director first takes office during the fourth quarter of any fiscal year of the Corporation, then the non-employee director shall be granted an option to purchase 13,847 Shares on January 1 of the second year following the year in which the non-employee director first took office. If a non-employee director first takes office on a day that is after the Corporation's annual meeting, but prior to the first day of the fourth quarter of the fiscal year of the Corporation, then the non-employee director shall be granted an option to purchase 13,847 Shares on January 1 of the year immediately following the year in which the non-employee director first took office. These options shall have an exercise price per Share for underlying Shares equal to the Fair Market Value per Share on the applicable trading date immediately preceding January 1.

Executive Compensation

C. Board Practices

All executive officers and directors of the Company were compensated $889,000 in 2000 in salary and bonus and received options to acquire an aggregate of 192,694 shares of common stock. A more detailed description of executive compensation will be set out in the Company's proxy materials which will be prepared in connection with its upcoming annual meeting.

As a result of the resignations of Messrs. Busseri and Leung as directors of the Corporation on November 7, 2000, the Board has disbanded its Audit and Compensation Committees and the remaining members of the Board have assumed the duties of those Committees.

D. Employees

As of December 31, 2000 and 1999 the Company employed approximately 887 and 891 full-time employees, including approximately 86 and 79 persons classified as professionals or managers, approximately 677 and 670 employees involved in collection, transfer, disposal and recycling operations, and approximately 124 and 142 sales, clerical, data processing or other administrative employees.

Approximately 300 employees at 13 of the Company's operating facilities are represented by unions with which it has collective bargaining agreements. Nine of these collective bargaining agreements have terms expiring between October 2001 and December 2003. Twenty-four employees are covered by collective bargaining agreements that expire in 2001. The Company is negotiating one collective agreement and is expecting a notice to bargain for a second collective agreement. The Company expects to enter into a new collective bargaining agreements with these employees. The Company is not aware of any other organizational efforts among its employees and believe that relations with its employees are good.

E. Share Ownership

1997 Stock Option Plan

The Board of Directors adopted the 1997 stock option plan effective as of July 30, 1997, and the stockholders approved it on July 30, 1997. The 1997 stock option plan is intended to provide officers, employees and directors with additional incentives by increasing their proprietary interests in the Company. Under the 1997 stock option plan, the Company may grant options to acquire shares of common stock up to a maximum of 10% of the then issued and outstanding shares of common stock after giving effect to the conversion of the convertible preference stock and the class "B" special stock. As of April 30, 2001, the Company had granted options to purchase 274,170 shares of common stock at a weighted average exercise price of C$10.78, or US$7.02 per share under the terms of the 1997 stock option plan. All 1997 stock options outstanding on the date of the Company's initial public offering ("IPO") vested on that date. No further options will be granted under the 1997 stock option plan.

If an officer, employee or director with outstanding options retires or becomes disabled or dies, he or she (or his or her estate) may exercise his or her options, but only within the period ending on the earlier of the expiration of the option or 18 months after retirement, death or disability. If the optionee does not exercise his or her options within that time period, the options will terminate, and the shares of common stock subject to the options will become available for issuance under the 1999 stock option plan. Unless otherwise determined by the Compensation Committee, if the optionee ceases to be an officer, employee or director of the Company for any reason other than retirement, death or disability, his or her vested options terminate 90 days after this relationship terminates, and the shares of common stock subject to the options will become available for issuance under the 1999 stock option plan.

1999 Stock Option Plan

The 1999 stock option plan was adopted by the Board of Directors and approved by the stockholders in April 1999. As of April 30, 2001 there were 134,234 exercisable options outstanding under the 1999 Plan, with a weighted average exercise price of US $8.50 per share.

The 1999 stock option plan is intended to provide employees, officers, consultants and directors with additional incentives by increasing their proprietary interests in the Company. Under the 1999 stock option plan, the Company may grant options for a maximum of 15%, including stock options issued under the 1997 stock option plan, of the then issued and outstanding shares of common stock and common stock equivalents. At the Company's 2000 Annual and Special Meeting of Stockholders held on June 9, 2000, a resolution was approved by the stockholders increasing the aforementioned maximum limit of 15% to 19%.

The administrators of the 1999 stock option plan will have the authority to determine the employees, officers, consultants and directors to whom options are granted, the type, size and term of the options, the grant date, the expiration date, the vesting schedule and other terms and conditions of the options. Unless otherwise determined by the Committee, options granted to directors under the 1999 stock option plan will generally vest one year from the date of grant and expire upon the earlier of five years after the date of grant or one year after the director ceases to be a member of the Board of Directors. Options for non-directors will generally vest two years from the date of grant and will generally expire five years after the grant date, unless the Compensation Committee determines otherwise. Upon a change of control event, options vest immediately.

If an employee, officer, consultant or director with outstanding options retires or becomes disabled or dies, he or she (or his or her estate), may exercise his or her options, but only within the period ending on the earlier of the expiration of the option or 18 months after retirement, death or disability. If the option holder does not exercise his or her options within that time period, the options will terminate, and the shares of common stock subject to the options will become available for re-issuance under the 1999 stock option plan. Unless the Compensation Committee determines otherwise, if the option holder ceases to be an employee, officer, consultant or director of the Company other than because of retirement, death or disability, his or her options terminate 90 days after the date this relationship terminates, and the shares of common stock subject to the options will become available for re-issuance under the 1999 stock option plan.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of the Company's common stock as of April 30, 2001, by each person or entity that the Company know owns more than 5% of its common stock.

Name of Beneficial Owner (1)	Shares Beneficially Owned	
	Number	Percent
Environmental Opportunities Fund II(2)	924,783	12.9%
Environmental Opportunities Fund I(3)	632,806	8.8
Goldman Sachs Asset Management (4)	594,400	8.3
Katherine U Sanders 1990	515,953	7.2
Don Sanders (5)	495,984	6.9

(1) Beneficial ownership is determined in accordance with the rules of the Commission. In general, a person who has voting power and/or investment power with respect to securities is treated as a beneficial owner of those securities. Shares of common stock subject to options and/or warrants currently exercisable or exercisable within 60 days of the date of this annual report count as outstanding for computing the percentage beneficially owned by the person holding these options.

Except as otherwise indicated by footnote, the Company believes that the persons named in this table, have sole voting and in vestment power with respect to the shares of common stock shown.

(2) Environmental Opportunities Fund II consists of Environmental Opportunities Fund II, L.P. and Environmental Opportunities Fund II (Institutional), L.P., both of which are managed by Fund II Mgt. Co., L.L.C. ("EOF II Management"). Sanders Morris Harris LLP owns 99.0% of the membership interests in EOF II Management. The address of Environmental Opportunities Fund II is 600 Travis St., Suite 3100, Houston, Texas.

(3) Environmental Opportunities Fund I consists of Environmental Opportunities Fund, L.P. and Environmental Opportunities Fund (Cayman), L.P., both of which are managed by Environmental Opportunities Management Company, L.L.C. ("EOF I Management"). Sanders Morris Harris LLP owns 75% of the membership interest in EOF I Management. The address of Environmental Opportunities Fund I is 600 Travis St., Suite 3100, Houston, Texas.

(4) Per schedule 13G/A filing on April 10, 2001.

(5) Per schedule 13D filing on May 5, 2000.

B. Related Party Transactions

Other than those listed below, the Company and its subsidiaries have not entered into any material transactions in the last three years in which any director, officer or any associate of any director or officer of the Company has or had any interest.

In July 1998, October 1998 and May 1999, the Company loaned C$ 155,000, C$ 45,000 and C$ 100,000, respectively, for a total of C$ 300,000 to Tony Busseri, the former Chairman and Chief Executive Officer of the Company, to assist with the purchase and renovation of a principal residence. Such loans were forgiven by the Company as of January 5, 2001 pursuant to the termination arrangements agreed to with Mr. Busseri during 2000.

In May 1999 and in August 1999, the Company loaned C$ 85,000 and C$ 15,000, respectively, for a total amount of C$ 100,000 to George Boothe, the Company's President, to assist with the purchase of a principal residence. As of April 30, 2001, C$ 100,000 of the loans were outstanding. The loans bear no interest and are repayable to the Company on demand. If the Company terminates Mr. Boothe's employment, he will have three years from the date of termination to repay the loans.

In May 1999, the Company loaned C$ 200,000 to Allard Loopstra, the Company's Chief Operating Officer, to assist with the purchase of common stock of the Company. As of April 30, 2001, C$ 200,000 of the loan was outstanding. The loan bears no interest and is repayable to the Company on demand. If the Company terminates Mr. Loopstra's employment, he will have three years from the date of termination to repay the loan.

Item 8. Financial Information

See Item 18. Pages F1-F28

Legal Proceedings

On October 12, 1999, Lynn Bishop and L&S Bishop Enterprises Inc. (collectively "Bishop") commenced an action against the Company, Capital Environmental Alberta Inc. and Tony Busseri in which Bishop claims damages in the aggregate amount of $7.5 million, being $2.0 million for alleged wrongful termination, and $5.1 million for misrepresentations allegedly made in the course of purchasing Bishop's shares in Western Waste, as well as $0.3 million for punitive damages. The Company believes that Lynn Bishop's claims are wholly without merit, and that Lynn Bishop's employment was terminated for just cause and that it has no further obligation to Lynn Bishop beyond the contingent payment described below. The Company is defending the claim and has

issued a counterclaim against Bishop, and does not believe the outcome will have a material adverse impact on the Company's business, financial condition, results of operation or cashflows.

In connection with the acquisition of Western Waste from L & S Enterprises ("L&S"), the Company may have to make an additional payment to L&S. The acquisition agreement provided that if L&S sold up to 112,323 shares in the future and if, at that time, the price of the Common Stock is less than C$21.67 per share, the Company will have to make up the shortfall. This agreement was subject to a 180-day lock-up agreement, which expired on December 8, 1999. The Company has since been advised that L&S has sold the aforementioned shares resulting in a shortfall of approximately $1 million. However, in view of the litigation referred to above, challenging the Share Purchase Agreement, the obligation of the Company, if any, will not be recorded until the litigation is settled.

Allen Fracassi and Granvin Investments Inc. (a company controlled by Allen Fracassi, collectively the "plaintiffs") commenced an action on August 3, 2000 against the Company and others in connection with the Company's initial public offering in June 1999, and in connection with alleged misrepresentations regarding a third-party purchaser of the Plaintiffs' shares for which the Plaintiffs claim damages in the aggregate of $2.0 million. The Company is vigorously defending the claims and believes that the claims against it are wholly without merit.

In the normal course of the Company's business and as a result of the extensive governmental regulation of the solid waste industry, the Company may periodically become subject to various judicial and administrative proceedings involving United States or Canadian federal, provincial, state or local agencies. In these proceedings, an agency may seek to impose fines on the Company or to revoke or deny renewal of an operating permit or license held by it. From time to time, the Company may also be subject to actions brought by citizens' groups or adjacent landowners or residents in connection with the permitting and licensing of transfer stations and landfills or alleging environmental damage or violations of the permits and licenses pursuant to which it operates.

In addition, the Company may become party to various claims and suits pending for alleged damages to persons and property, alleged violations of certain laws and alleged liabilities arising out of matters occurring during the normal operation of a waste management business. However, as at April 30, 2001 there was no current proceeding or litigation involving the Company, that the Company believes will have a material adverse impact on the Company's business, financial condition, results of operations or cash flows.

Policy on Dividend Distributions

Pursuant to the terms of the Senior Debt Facility, the Company is not permitted to pay dividends.

Item 9. Listing

A. Listing

The Company completed an initial public offering on the NASDAQ National Market on June 8, 1999 and has traded on this market and the NASDAQ Small Cap Market under the symbol "CERI". The following table provides the high and low common stock price information for the periods indicated since the Company's initial public offering:

	High	**Low**
June 8, 1999 to June 30, 1999	$15.0625	$11.2500
Third Quarter	$15.0000	$ 5.3750
Fourth Quarter	$ 7.1250	$ 4.8750
January 1, 2000 to March 31, 2000	$ 7.2500	$ 3.5000
Second Quarter	$ 4.5000	$ 3.1875
Third Quarter	$ 4.2500	$ 1.4375
Fourth Quarter	$ 4.2500	$ 1.8750
January 1, 2001 to March 31, 2001	$ 4.3750	$ 2.0625
November 1, 2000 to November 30, 2000	$ 3.3750	$ 2.5000
December 1, 2000 to December 31, 2000	$ 2.8750	$ 1.8750
January 1, 2001 to January 31, 2001	$ 4.3750	$ 2.0625
February 1, 2001 to February 28, 2001	$ 3.6875	$ 2.3125
March 1, 2001 to March 31, 2001	$ 3.3750	$ 2.6250
April 1, 2001 to April 30, 2001	$ 3.0000	$ 1.5500

C. Markets

As noted above, the Company's common stock trades on the NASDAQ National Market. On August 11, 2000, the Company announced that, due to its failure to maintain compliance with the public float requirements of the Nasdaq National Market, as of August 16, 2000, the Company's Common Stock would trade on the Nasdaq Small Cap Market rather than the Nasdaq National Market.

Item 10. Additional Information

B. Articles of Incorporation

The following brief description of provisions of the Business Corporations Act (Ontario), the Company's amended and restated articles of incorporation and its by-laws does not purport to be complete and is subject in all respects to the provisions of the Business Corporations Act (Ontario), the Company's restated articles of incorporation and its by-laws.

Conflict of Interest

The Business Corporations Act (Ontario) provides that a director who is materially interested in a proposal, arrangement or contract may not vote on any resolution to approve the proposal, arrangement or contract unless the proposal, arrangement or contract is (i) an arrangement by way of security for money lent to or obligations undertaken by the director for the benefit of the Company or an affiliate, (ii) relates primarily to the director's remuneration as a director, officer, employee or agent of the Company or an affiliate, (iii) is for indemnity or insurance for the director against liability incurred by the director acting in his or her capacity as director, or (iv) is with an affiliate.

Borrowing Powers

The by-laws of the Company provide that a director may (i) borrow money on the Company's credit, (ii) issue, re-issue, sell or pledge debt obligations of the Company, (iii) give a guarantee on behalf of the Company to secure performance of any present or future indebtedness, liability or obligation of any person and, (iv) charge, mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of the Company to secure any present or future indebtedness, liabilities or other obligations of the Company.

The Business Corporations Act (Ontario) directs that the Board of Directors may vary these borrowing powers by passing a resolution to that effect and subsequently submitting the amendment to the shareholders of the Company at the next meeting of shareholders (at which point the shareholders may confirm, reject or amend the amendment).

Amendments With Approval of Holders of Stock

The Company's Articles of Amalgamation provide that any changes to the rights of the holders of Preferred Shares of the Company must be approved by the holders of Preferred Shares in the manner then required by law which, at minimum, must be by resolution signed by all the holders of Preferred Shares or passed by an affirmative vote of at least 2/3 of the holders of Preferred Shares. The Business Corporations Act (Ontario) extends this approval mechanism to holders of Common Shares of the Company by providing that the entitlement applies regardless of whether the shares otherwise carry the right to vote.

Shareholders' Meetings

The Business Corporations Act (Ontario) requires the directors of the Company to call an annual meeting of shareholders at least once every fifteen months and to call a special meeting upon the requisition of at least 5 per cent of the issued shares of the Company that carry the right to vote at the meeting being requisitioned unless (i) a record date for a meeting of shareholders has been fixed by the directors and notice of the record date has been provided (unless such notice is waived in writing by every holder of shares of the class or series affected) or (ii) the business of the meeting as stated in the requisition includes (a) a proposal submitted by a shareholder primarily for the purpose of enforcing a personal claim or redressing a personal grievance against the Company or any of its directors, officers or security holders, or for a purpose that is not related in any significant way to the business or affairs of the Company, (b) a proposal in a management information circular relating to a meeting of shareholders held within two years preceding the receipt of the request, and the shareholder failed to present the proposal, or (c) a proposal that is substantially the same as a proposal that was previously defeated and related to a meeting of shareholders held within two years preceding the receipt of the shareholder's request. Upon receiving such a requisition, the directors must call a meeting within 21 days. If the directors fail to do so, any shareholder who signed the requisition may call the meeting. In addition, the Company's by-laws provide that the directors of the Company must call a special meeting of shareholders upon the requisition of at least 20 per cent of the then outstanding shares of the Company.

The by-laws also provide that the directors must provide notice to (i) each holder of shares carrying voting rights at the close of business on the record date for such notice, (ii) each director, and (iii) the auditor of the Company, of the time, date and place of the meeting not less than 10 nor more than 50 days before the meeting. If special business is to be transacted, the notice must state or be accompanied by a statement of the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment on the proposal. All business transacted at a special meeting of shareholders except consideration of the minutes of an earlier meeting, the financial statements and auditor's report, election of directors and reappointment of the auditor constitutes special business.

The by-laws provide that the holders of not less than one third of the outstanding shares entitled vote at any meeting of shareholders constitutes a quorum.

The by-laws of the Company further provide that the directors may fix a record date in advance so long as the date is not more than 50 or less than 21 days before the date of the meeting. Where the record date is fixed in advance, notice must be given at least 7 days beforehand by (i) publishing an advertisement in a newspaper published or distributed in the place the Company has its registered office and in each place in Canada where the Company has a transfer agent or where a transfer of the Company's shares may be recorded and (ii) by providing written notice to each stock exchange in Canada on which the Company's shares are listed for trading. Where no record date is fixed, the record date is the close of business on the day immediately preceding the day notice is given or the day of the meeting itself.

The by-laws also state that only the following persons are entitled to be present at a meeting of shareholders: (i) persons who are entitled to vote at the particular meeting, (ii) the directors of the Company, (iii) the auditors, and (iv) persons entitled or required to attend the particular meeting under any provision of the Business Corporations Act (Ontario) or the articles or by-laws of the Company.

Description Of Capital Stock

Common Stock

Holders of common stock are entitled to one vote for each share of common stock held at all meetings of the shareholders of the Company, except for meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series. There are no cumulative voting rights. Holders of common stock are entitled to dividends, if any, as and when declared by the Board of Directors at its discretion out of funds legally available therefore, subject to any prior rights of the holders of another class of shares of

42

the Company. In the event of the Company's liquidation, dissolution or winding up, the holders of common stock would be entitled to receive, subject to the prior rights of any holders of another class of shares, the Company's remaining property after payment of all debts and liabilities. Holders of the common stock have no pre-emptive subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of holders of any preferred stock issued in the future. The Business Corporations Act (Ontario) does not impose restrictions upon the ownership of the Company's common stock by non-residents of Canada.

Preferred Stock

The Board of Directors has the authority to issue the preferred stock in one or more series and to fix the designation, rights, privileges, restrictions and conditions attaching to the series, including dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders. In addition, the issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock. At present, the Company has no plan to issue any of the preferred stock.

Shareholder Rights Plan

On September 2, 1999, the Company adopted a Shareholder Rights Plan (the "Plan"). Under the terms of the Plan, Common Share purchase rights (the "Rights") were distributed at the rate of one Right for each Common Share held. Each Right will entitle the holder to buy $1/100^{th}$ of a Common Share of the Company at an exercise price of $60.00. The Rights will be exercisable and will trade separately from the Common Shares only if a person or group acquires beneficial ownership of 20% or more of the Company's Common Shares or commences a tender or exchange offer that would result in owning 20% or more of the Common Shares (unless the Board of Directors determines that the acquisition is fair to all shareholders and amends the Plan to permit the acquisition). If either of these events occurs, the Rights will entitle each holder to receive, upon exercise, a number of Common Shares (or, in certain circumstances, a number of Common Shares in the acquiring company) having a Current Market Price (as defined in the Plan) equal to approximately two times the exercise price of the Right. The Rights will not be exercisable with respect to the share ownership of Environmental Opportunities Fund I, Environmental Opportunities Fund II and Sanders Morris Mundy Inc. and any affiliate or associate thereof, that already own more than 20% of the Company's Common Shares as long as these persons, along with their affiliates and associates, do not acquire beneficial ownership of 30% or more. The number of Rights outstanding is subject to adjustment under certain circumstances and all Rights expire on September 30, 2009.

Number Of Directors; Removal; Filling Vacancies.

The Company's articles provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors comprising the entire Board is fixed at a minimum of three and a maximum of nine. Pursuant to the Business Corporations Act (Ontario) and a special resolution passed by the Company's voting stockholders, any change in the minimum and maximum number of directors fixed in the articles requires the approval of two-thirds of the votes cast by its voting stockholders at a properly called meeting and the directors may from time to time change the fixed number of directors within that range. The Company currently has a fixed number of three directors. The Company has a staggered board. All three of the Company's directors have been elected to serve a two year term. Under the Business Corporations Act (Ontario) and provided that a quorum of directors remains in office, vacancies may be filled by the directors. However, where the vacancy results from an increase by the directors in the number of directors within the minimum and maximum fixed by the articles and if, after filling the vacancy, the number of directors would be more than one and one-third times the number of directors required to be elected at the last annual meeting of the stockholders, or where the vacancy results from a failure to elect the number of directors required to be elected at any meeting of stockholders, then the vacancy must be filled by the stockholders. If less than a quorum of directors remains in office, or if there has been a failure to elect the required fixed number of directors, any vacancy must be filled by the stockholders and the directors are required to call a special meeting of the stockholders to fill the vacancy.

Canadian Directors

Because the Company is an Ontario corporation subject to the Business Corporations Act (Ontario), a majority of its directors must be resident Canadians and directors cannot transact business at a meeting of directors unless a majority of directors present are Canadian directors.

C. Material Contracts

U.S. Asset Sale

On April 2, 2001 the Company entered into an agreement with Waste Management, Inc. for the sale of substantially all of its assets used in connection with its operations in Rochester, NY, Syracuse, NY, and Williamsport, PA for a total cash purchase price of approximately $21.0 million. The net cash proceeds (after taking into account a holdback plus transaction and other related costs) from the transaction, approximately $16.4 million, was used to repay the Senior Debt Facility.

The Senior Debt Facility Amendments

On December 5, 2000, the Company announced that it had entered into an amending agreement with its senior lending syndicate in connection with the Senior Debt Facility. The effect of the amendments were to cure certain defaults and waive non-compliance with certain financial covenants under the Senior Debt Facility. The amendments also modified certain financial covenants and associated interest rates, modified permitted capital expenditure limits, accelerated the amortization terms of certain portions of the debt and obligated CERI to receive additional subordinated debt or equity over the next several quarters.

On March 30, 2001, in connection with the U.S. Asset Sale and the resulting repayment of a portion of the indebtedness under the Senior Debt Facility, the senior lenders agreed to modify the Senior Debt Facility to exclude the effect of the U.S. Asset Sale for the purposes of determining the Company's compliance with its financial covenants and have agreed not to take action with respect to certain defaults under the Senior Debt Facility provided the Company satisfies certain conditions, including that it continues to make reasonable progress towards a transaction to reduce or refinance the Senior Debt Facility by $16.0 million on or before June 15, 2001.

D. Exchange Controls

There are no limitations on the right of non-residents of Canada or foreign owners to hold or vote the Company's shares of common stock or any of its other securities imposed by Canadian or provincial laws or any of the Company's constating documents.

Except for the Investment Canada Act (Canada) and Canadian withholding taxes described in "Taxation--Canadian Federal Income Tax Considerations for United States Investors", there are no Canadian federal or provincial laws, decrees or regulations that restrict the export or import of capital or affect the remittance of dividends, interest or other payments to holders of any of the Company's securities who are not residents of Canada.

E. Taxation

Because Canadian and United States tax consequences may differ from one holder to the next, the discussion set out below does not purport to describe all of the tax considerations that may be relevant to you and your particular situation. Accordingly, you are advised to consult your own tax advisor as to the United States and Canadian federal, provincial, state and other tax consequences of investing in the Company's common stock. The statements of United States and Canadian tax law set out below are based on the laws and interpretations in force as of the date of this annual report, and are subject to any changes occurring after that date.

Canadian Federal Income Tax Considerations for United States Investors

The statements of law and legal conclusions regarding the material Canadian federal income tax considerations applicable to a person who is a U.S. holder contained in "Canadian Federal Income Tax Considerations for United States Investors" are the opinion of Torys, counsel for Capital Environmental. In this summary, a "U.S. holder" means a person who, for the purposes of the Canada-United States Income Tax Convention (1980), is a resident of the United States and not of Canada and who, for the purposes of the Income Tax Act (Canada):

- deals at arm's length with the Company;

- is the beneficial owner of the Company's common stock;

- holds the Company's common stock as capital property;

- does not use or hold and is not deemed to use or hold the Company's common stock in the course of carrying on a business in Canada; and

- is not an insurer for whom the Company's common stock constitutes designated insurance property.

The Company's common stock will generally be capital property to a U.S. holder unless it is held in the course of carrying on a business, in an adventure in the nature of trade or as "mark-to-market" property for purposes of the Canadian Act. This summary does not apply to a U.S. holder that is a "financial institution" for purposes of the mark-to-market rules contained in the Canadian Act.

This summary is based on the current provisions of the Canadian Act and the regulations in force on the date of this annual report, the Convention, counsel's understanding of the current published administrative and assessing practices of Revenue Canada, Customs, Excise and Taxation, and all specific proposals to amend the Canadian Act and the regulations announced by the Canadian Minister of Finance prior to the date of this prospectus.

This summary is not exhaustive and, except for the proposed amendments to the Canadian Act, does not take into account or anticipate changes in the law or the administrative or assessing practices of Revenue Canada, whether by judicial, governmental or legislative action or interpretation, nor does it take into account tax legislation or considerations of any province or territory of Canada. Because Canadian tax consequences may differ from one holder to the next, this summary does not purport to describe all of the tax considerations that may be relevant to you and your particular situation. You are advised to consult your own tax advisor.

Dividends

Dividends paid or deemed to be paid on the Company's common stock are subject to non-resident withholding tax under the Canadian Act at the rate of 25%, although this rate may be reduced by the provisions of an applicable income tax treaty. Under the Convention, U.S. holders will generally be subject to a 15% withholding tax on the gross amount of dividends the Company pays or is deemed to have paid on its common stock. Also pursuant to the Convention, in the case of a U.S. holder that is a U.S. corporation which beneficially owns at least 10% of the Company's voting stock, the applicable rate of withholding tax on dividends will generally be reduced to 5%.

Dispositions

A U.S. holder will not be subject to tax under the Canadian Act in respect of a capital gain arising on a disposition or deemed disposition of the Company's common stock, including common stock that the Company purchases, unless (1) the common stock constitutes "taxable Canadian property" within the meaning of the Canadian Act to the U.S. holder, and (2) the capital gain is not exempt from taxation in Canada under the Convention. Generally, the Company's common stock will not constitute taxable Canadian property of a U.S. holder provided the common stock is listed on a prescribed stock exchange for purposes of the Canadian Act, which includes the NASDAQ Small Cap Market, and the U.S. holder, alone or together with persons with whom the U.S. holder does not deal at arm's length, has not owned, or had under option, 25% or more of the issued shares of any class or series of the Company's capital stock at any time within five years preceding the date of disposition. Under the Convention, capital gains derived by a U.S. holder from the disposition of the Company's common stock in circumstances where it constitutes taxable Canadian property to the U.S. holder generally will not be taxable in Canada unless the value of the common stock is derived principally from real property situated in Canada.

A disposition or deemed disposition of the Company's common stock by a U.S. holder in respect of which the Company's common stock is taxable Canadian property and which is not exempt from capital gains taxation in Canada under the Convention will give rise to a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition, less the reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the common stock to the U.S. holder at the time of the actual or deemed disposition. Generally, one-half of any capital gain realized will be required to be included in income as a taxable capital gain and one-half of any capital loss will be deductible, subject to certain limitations, against taxable capital gains in the year of disposition or the three preceding years or any subsequent year in accordance with the detailed provisions in the Canadian Act.

The Company's purchase of common stock, other than by a purchase in the open market in the manner in which shares are normally purchased by a member of the public, will give rise to a deemed dividend equal to the amount the Company pays on the purchase in excess of the paid-up capital of the common stock, determined in accordance with the Canadian Act. This deemed dividend will be subject to non-resident withholding tax, as described above, and will reduce the proceeds of disposition to a U.S. holder of its common stock for purposes of computing the amount of any capital gain or loss arising on the disposition.

United States Federal Income Tax Considerations

The following is a summary of the material United States federal income tax considerations arising from the acquisition, ownership and disposition of the Company's common stock by a United States holder. A United States holder is:

- an individual citizen or resident alien of the United States;

- a corporation or other entity that is taxable as a corporation, created or organized in or under the laws of the United States or any of its political subdivisions;

- an estate the income of which is subject to United States federal income taxation regardless of its source; or

- in general, a trust subject to the primary supervision of a United States persons.

This summary deals only with common stock that is held as a capital asset by a United States holder, and does not address tax considerations applicable to United States holders that may be subject to special tax rules, such as:

- dealers or traders in securities or currencies;

- financial institutions or other United States holders that treat income in respect of our common stock as financial services income;

- life insurance companies;

- tax-exempt entities;

- United States holders that hold the Company's common stock as a part of a straddle or conversion transaction or other arrangement involving more than one position or that hedge against currency risks in respect of the Company's common stock;

- United States holders that own, or are deemed for United States tax purposes to own, 10% or more of the total combined voting power of all classes of the Company's voting stock;

- United States holders that have a principal place of business or "tax home" outside the United States; or

- United States holders whose "functional currency" is not the United States dollar.

The discussion below is based upon the provisions of the United States Internal Revenue Code of 1986, as amended and regulations, rulings and judicial decisions as of the date of this annual report; any authority may be repealed, revoked or modified, perhaps with retroactive effect, so as to result in federal income tax consequences different from those discussed below. The discussion below also is based upon representations that we have made, which in turn rely upon significant assumptions as to facts and circumstances in the future.

Distributions

Distributions that the Company makes with respect to its common stock, other than distributions in liquidation and distributions in redemption of stock that are treated as exchanges, will be taxed to United States holders as ordinary dividend income to the extent that the distributions do not exceed the current and accumulated earnings and profits of the Company. The amount treated as a dividend will include any Canadian withholding tax deducted from the distribution. Distributions, if any, in excess of the current and accumulated earnings and profits of the Company will constitute a nontaxable return of capital to a United States holder and will be applied against and reduce the United States holder's tax basis in the holder's common stock. To the extent that these distributions exceed the tax basis of the United States holder in its shares of the Company's common stock, the excess generally will be treated as capital gain.

In the case of distributions in Canadian dollars, the amount of the distributions generally will equal the United States dollar value of the Canadian dollars distributed, determined by reference to the spot currency exchange rate on the date of receipt of the distribution by the United States holder, and the United States holder will realize separate foreign currency gain or loss only to the extent that gain or loss arises on the actual disposition of foreign currency received. Any foreign currency gain or loss generally will be treated as ordinary income or loss.

Dividends that the Company pays will not be eligible for the dividends-received deduction generally allowed to United States corporations under Section 243 of the Internal Revenue Code.

Sale Or Exchange

Upon a sale or exchange of the Company's common stock to a person other than Capital Environmental, a United States holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the United States holder's adjusted tax basis in the common stock. Any gain or loss recognized will be capital gain or loss and will be long-term capital gain or loss if the United States holder has held the Company's common stock for more than one year.

Foreign Tax Credit

In general, in computing its United States federal income tax liability, a United States holder may elect for each taxable year to claim a deduction or, subject to the limitations on foreign tax credits generally, a credit for foreign income taxes paid or accrued by it, including any non-United States taxes withheld from distributions, if any, that the Company pays on its common stock. For foreign tax credit purposes, under Section 904(g) of the Internal Revenue Code, in the event that at least 50 percent of the Company's stock (determined by vote or value) is owned, directly, indirectly or by attribution, by United States persons, and subject to the limitations described below, a portion of the dividends that the Company pays in each taxable year will be treated as United States-source income, depending in general upon the ratio for that taxable year of the Company's United States-source earnings and profits to its total earnings and profits. The remaining portion of the Company's dividends will be treated as foreign-source income and generally will be treated as passive income, subject to the separate foreign tax credit limitation for passive income. The application of Section 904(g) is subject to two limitations. First, if, in any taxable year, the Company has earnings and profits and less than 10 percent of those earnings and profits are from United States sources, then, in general, dividends that the Company pays from its earnings and profits for that year will be treated entirely as foreign-source income. Second, because dividends that the Company pays are treated entirely as foreign-source income under the Canada-United States Income Tax Convention, a United States holder that qualifies for the benefits of the Convention may elect to have the portion of those dividends that would be treated as United States-source income under Section 904(g) instead treated as foreign-source income that is subject to a separate foreign tax credit limitation.

Gain or loss realized by a United States holder on the sale or exchange of the Company's common stock generally will be treated as United States-source gain or loss for United States foreign tax credit purposes.

The availability of foreign tax credits depends on the particular circumstances of each United States holder. You are advised to consult your own tax advisor.

Backup Withholding Tax

Backup withholding tax at a rate of 31% may apply to payments of dividends and to payments of proceeds of the sale or other disposition of the Company's common stock within the United States by a non-corporate United States holder, if the holder fails to furnish a correct taxpayer identification number or otherwise fails to comply with applicable requirements of the backup withholding tax rules. Backup withholding tax is not an additional tax and may be credited against a United States holder's United States federal income tax liability, provided that correct information is provided to the Internal Revenue Service.

H.   Documents on Display

The documents referred to herein can be obtained from the Company at its registered office address, 1005 Skyview Drive, Burlington, Ontario L7P 5B1.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to cash flow and translation risk due to changes in the Canadian/United States dollar exchange rate and interest rate fluctuations.

The information below about the Company's foreign exchange and interest rate sensitivity constitutes a "forward-looking statement". The Company's foreign exchange rate and interest rate exposure is to changing exchange rate between the Canadian and United States dollar and fluctuations in exchange rates in the United States and Canada.

Exposure to exchange rate fluctuations are due to translation of the Company's Canadian balance sheet and income statement into United States dollar, the Company's reporting currency, and due to translation of United States dollar debt which resides in Canada into its Canadian dollar equivalent. To the extent United States dollar debt resident in Canada remains outstanding, no cash flow impact occurs as any gain or loss is unrealized.

As at December 31, 2000, the Company estimates that a C $0.01 decrease in the value of the Canadian dollar relative to the United States dollar would have an annualized impact of reducing earnings from operations before taxes by $30 thousand. In addition, the Company would incur an unrealized exchange loss of $158 thousand on translation of United States dollar debt resident in Canada into Canadian dollars.

As at December 31, 2000, the Company had C $24.7 million of interest rate caps in place at a blended rate of 7.0% expiring April 2003. The Company has capitalized the premiums associated with these caps on the balance sheet and in 2000 was amortizing them over the life of the caps. The Company will adopt FAS 133 ("Accounting for Derivative Instrument and Hedging Activities") effective January 1, 2001. The Company will not account for the derivatives held at December 31, 2000 as hedges when it adopts FAS 133 and will therefore record a transition loss. As at December 31, 2000, the unamortized asset on the balance sheet was approximately $95,000 compared to the estimated fair value of nil.

Also see Note 9 of the 2000 Notes to the Consolidated Financial Statements which are incorporated by reference.

Item 12. Description of Securities Other than Equity Securities

None

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

On August 11, 2000, the Company announced that, based on its results for the second quarter of 2000, it was in breach of one of its covenants in its Senior Debt Facility. The Company's financial results for the nine months ended September 30, 2000 evidenced certain breaches in the financial covenants applicable to the Company which were announced publicly on November 13, 2000 by way of a press release. On December 5, 2000, the Company announced that it had entered into an amending agreement with its senior lending syndicate in connection with the Senior Debt Facility. The effect of the amendments were to cure certain defaults and waive non-compliance with certain financial covenants under the Senior Debt Facility. The amendments also modified certain financial covenants and associated interest rates, modified permitted capital expenditure limits, accelerated the amortization terms of certain portions of the debt and obligated the Company to raise additional subordinated debt or equity over the next several quarters.

On March 15, 2001 the Company gave notice that it was in default of one of its obligations under the Senior Debt Facility. The obligation required the Company to provide the lenders by March 15, 2001 with a letter of commitment for an equity raise or subordinated debt financing with net proceeds of $25.0 million.

The net cash proceeds for the U.S. Asset Sale (after taking into account a holdback plus transaction and other related costs) of approximately $16.4 million was used to repay the Senior Debt Facility. In connection with this repayment, the Senior Debt Facility lenders agreed to exclude the effects of the U.S. Asset Sale for the purposes of determining the Company's compliance with its financial covenants and have agreed not to take action with respect to certain defaults under the Senior Debt Facility provided that the Company satisfies certain conditions, including that it continues to make reasonable progress towards a transaction to reduce or refinance the Senior Debt Facility by $16.0 million on or before June 15, 2001.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15. [Reserved]

Item 16. [Reserved]

Part III

Item 18. Financial Statements

See pages F1 to F28

Item 19.

a) The following Consolidated Financial Statements, together with the Auditor's Report of PricewaterhouseCoopers LLP, are filed as part of this annual report.

<u>Document Title</u>	<u>Page #</u>
Report of Independent Auditors	F1
Consolidated Balance Sheets	F2
Consolidated Statements of Operations and Comprehensive Income	F4
Consolidated Statements of Cash Flows	F5
Consolidated Statements of Stockholders' Equity	F6
Notes to Consolidated Financial Statements	F7

b) Documents filed as exhibits to this annual report or incorporated by reference

1.1 Articles of Amalgamation for Capital Environmental Resource Inc. dated January 1, 2001
2.1 Shareholder Rights Plan – incorporated by reference Form 8-K filed September 7, 1999
2.2 Credit Agreement – incorporated by reference Form F-1 filed May 3, 1999
2.3 Amendment to Credit Agreement – incorporated by reference Form 10-K401 filed March 29, 2000 and Form 8K filed December 11, 2000
4.1 Any other material contract previously filed
4.2 Stock Option Plan – incorporated by reference Form F-1 filed May 3, 1999
4.3 Amendment to Stock Option Plan – incorporated by reference Def 14A filed April 28, 2000

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual on its behalf.

CAPITAL ENVIRONMENTAL RESOURCE INC.

Date: May 24, 2001

Signature	*Title*
/s/ Bruce Cummings Bruce Cummings	Chairman of the Board and Director
/s/ Allard Loopstra Allard Loopstra	Chief Operating Officer and Director
/s/ George Boothe George Boothe	President
/s/ David Langille David Langille	Executive Vice President, Chief Financial Officer
/s/ Dennis Nolan Dennis Nolan	Executive Vice President, Secretary, General Counsel and Secretary
/s/ David Lowenstein David Lowenstein	Director

Report of Independent Auditors

To the Stockholders of
Capital Environmental Resource Inc.

We have audited the consolidated balance sheets of Capital Environmental Resource Inc. (the "Company") as at December 31, 2000 and 1999 and the consolidated statements of operations and comprehensive income (loss), cash flows, and stockholders' equity for each of the years in the three-year period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999 and the results of its operations and its cash flows and changes in stockholders' equity for each of the years in the three-year period ended December 31, 2000 in accordance with generally accepted accounting principles in the United States.

PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Canada
March 23, 2001, except for Notes 1 and 17, which are dated as at April 2, 2001

Comments by Auditors for U.S. Readers on Canada–U.S. Reporting Differences
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders, dated March 23, 2001, except for Notes 1 and 17, which are dated as at April 2, 2001, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Canada
March 23, 2001, except for Notes 1 and 17, which are dated as at April 2, 2001

CAPITAL ENVIRONMENTAL RESOURCE INC.

CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	As at December 31, 2000	As at December 31, 1999
ASSETS		
Current assets		
Cash and cash equivalents	$ -	$ 1,398
Accounts receivable - trade (net of allowance for doubtful accounts of $319; 1999 - $331)	14,174	14,655
Prepaid expenses and other current assets (Note 16)	3,571	3,724
Employee loans	215	471
Total current assets	17,960	20,248
Property and equipment, net (Note 4)	50,899	40,692
Goodwill (Note 5)	78,919	95,654
Other intangibles and non-current assets	4,494	5,358
Deferred income taxes (Note 12)	687	362
Total assets	$ 152,959	$ 162,314

See accompanying Notes to Consolidated Financial Statements

F2

CAPITAL ENVIRONMENTAL RESOURCE INC.

CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	As at December 31, 2000	As at December 31, 1999
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Bank overdraft	$ 595	$ -
Accounts payable	3,992	3,869
Accrued expenses and other current liabilities (Note 6)	7,820	8,781
Current portion of long-term debt (Notes 1, 7 and 17)	29,444	12,123
Current portion of capital lease obligations (Note 8)	1,011	1,022
Total current liabilities	42,862	25,795
Long-term debt (Notes 1, 7 and 17)	68,484	74,226
Capital lease obligations (Note 8)	2,958	3,973
	114,304	103,994
Commitments and contingencies (Notes 1 and 8)		
Stockholders' Equity		
Common Stock: unlimited stock without par value authorized; 7,196,627 issued and outstanding (Note 11)	57,066	57,066
Accumulated other comprehensive loss	(2,274)	(890)
Retained earnings (deficit)	(16,137)	2,144
Total stockholders' equity	38,655	58,320
Total liabilities and stockholders' equity	$ 152,959	$ 162,314

See accompanying Notes to Consolidated Financial Statements

CAPITAL ENVIRONMENTAL RESOURCE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(In thousands of U.S. dollars, except share and per share amounts)

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31

	2000	1999	1998
Revenues	$ 117,008	$ 97,551	$ 62,056
Operating expenses			
Cost of operations	79,327	66,091	43,002
Depreciation and amortization (Note 4)	12,181	8,134	4,890
Selling, general and administrative	18,622	13,118	9,092
Provision for impairment of goodwill (Note 5)	13,500	-	-
Gain on fixed assets (Note 16)	-	(1,100)	-
Income (loss) from operations	(6,622)	11,308	5,072
Interest and financing expense	10,649	6,232	3,139
Income (loss) before income taxes	(17,271)	5,076	1,933
Income tax provision (Note 12)	1,010	2,053	740
Net income (loss)	$ (18,281)	$ 3,023	$ 1,193
Basic net income (loss) per common share (Note 13)	$ (2.54)	$ 0.60	$ 0.52
Diluted net income (loss) per common share (Note 13)	$ (2.54)	$ 0.51	$ 0.29
Weighted average number of common shares outstanding (Note 13)			
Basic	7,196,627	5,068,607	2,304,847
Diluted	7,196,627	5,976,659	4,174,172

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	2000	1999	1998
Net income (loss)	$ (18,281)	$ 3,023	$ 1,193
Other comprehensive income (loss) - Foreign currency translation adjustments	(1,384)	267	(1,006)
Comprehensive income (loss)	$ (19,665)	$ 3,290	$ 187

See accompanying Notes to Consolidated Financial Statements

CAPITAL ENVIRONMENTAL RESOURCE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

FOR THE YEAR ENDED DECEMBER 31

	2000	1999	1998
Cash flows from operating activities			
Net income (loss)	$ (18,281)	$ 3,023	$ 1,193
Adjustments to reconcile net income (loss) to net cash flows from operating activities -			
Depreciation and amortization	12,181	8,134	4,890
Provision for impairment of goodwill	13,500	-	-
Gain on fixed assets	-	(1,100)	-
Deferred income taxes	(476)	645	540
Net gain on disposal of property and equipment	(69)	(99)	(205)
Restructuring and assets written down	1,177	-	-
Amortization of deferred financing costs and other	815	375	-
Changes in operating assets and liabilities, net of effect of acquisitions and divestitures -			
Accounts receivable - trade, net	(1,392)	(2,285)	513
Prepaid expenses and other current assets	(22)	(660)	1,091
Accounts payable	(87)	(1,665)	(3,743)
Accrued expenses and other current liabilities	2,642	680	(372)
Income and other taxes	(2,626)	(1,073)	-
	7,362	5,975	3,907
Cash flows from investing activities			
Acquisition of businesses, net of cash acquired	(8,003)	(45,653)	(33,670)
Capital expenditures	(14,362)	(3,562)	(3,710)
Proceeds from disposal of property and equipment	685	497	1,090
Proceeds from insurance for replacement of property and equipment	1,054	-	-
Net loans and advances to employees	(53)	(269)	(107)
Collection of loans and advances to employees	94	-	-
Other	(1,071)	(1,084)	22
	(21,656)	(50,071)	(36,375)
Cash flows from financing activities			
Proceeds from issuance of long-term debt	27,662	62,868	27,312
Principal payments on long-term debt	(13,629)	(37,807)	(1,350)
Repayment of capital lease liability	(1,088)	(1,230)	(287)
Net proceeds from issuance of common stock	-	30,670	6,729
Redemption of redeemable and convertible stock	-	(6,900)	-
Debt issuance costs	(615)	(3,222)	(91)
Deferred public offering costs	-	-	(1,009)
Short term bank indebtedness	595	-	-
	12,925	44,379	31,304
Effect of exchange rate changes on cash and cash equivalents	(29)	55	(249)
Increase (decrease) in cash and cash equivalents	(1,398)	338	(1,413)
Cash and cash equivalents at beginning of year	1,398	1,060	2,473
Cash and cash equivalents at end of year	$ -	$ 1,398	$ 1,060

See accompanying Notes to Consolidated Financial Statements

CAPITAL ENVIRONMENTAL RESOURCE INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands of U.S. dollars)

	Common stock		Accumulated other comprehensive loss	Retained earnings (deficit)	Total stockholders' equity
	Shares	Amount			
Balance at December 31, 1997	1,427,774	$ 799	$ (151)	$ (2,072)	$ (1,424)
Issuance of common stock, net of costs	565,984	6,729	-	-	6,729
Foreign currency translation adjustments	-	-	(1,006)	-	(1,006)
Net income	-	-	-	1,193	1,193
Balance at December 31, 1998	1,993,758	7,528	(1,157)	(879)	5,492
Issuance of common stock, net of costs	3,193,334	32,085	-	-	32,085
Conversion of redeemable and convertible stock	1,978,763	17,453	-	-	17,453
Exercise of stock warrants	30,772	-	-	-	-
Foreign currency translation adjustments	-	-	267	-	267
Net income	-	-	-	3,023	3,023
Balance at December 31, 1999	7,196,627	57,066	(890)	2,144	58,320
Foreign currency translation adjustments	-	-	(1,384)	-	(1,384)
Loss	-	-	-	(18,281)	(18,281)
Balance at December 31, 2000	7,196,627	$ 57,066	$ (2,274)	$ (16,137)	$ 38,655

See accompanying Notes to Consolidated Financial Statements

CAPITAL ENVIRONMENTAL RESOURCE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars unless otherwise stated)

1. Basis of Presentation and Ability to Continue Operations as a Going Concern

The consolidated financial statements of Capital Environmental Resource Inc. (the "Company") have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and all figures are presented in thousands of U.S. dollars, except share and per share data or except where expressly stated as being in Canadian dollars ("C$") or in millions. Except as indicated in Note 18, the consolidated financial statements conform, in all material respects, with accounting principles generally accepted in Canada ("Canadian GAAP").

The preparation of financial statements in accordance with generally accepted accounting principles requires the Company to make estimates and assumptions that affect reported amounts of assets, liabilities, revenue and expenses, and disclosure of contingencies. Actual results could be materially different from these estimates.

These consolidated financial statements have been prepared on a "going concern" basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of operations. There is substantial doubt about the Company's ability to continue as a "going concern" based on the present financial position of the Company as described below.

As described in notes 7 and 17(b), a condition of the Company's Senior Debt facilities required the Company to provide the bank syndicate with a binding letter of commitment for an equity issuance or subordinated debt financing with net proceeds of $25.0 million by March 15, 2001, and that the financing be raised no later than June 1, 2001. On March 15, 2001, the Company provided a notice of default to its lenders indicating that the binding letter of commitment condition was not met and, as a result, the Company was in default of its Senior Debt.

On April 2, 2001, the Company disposed of substantially all of its U.S. assets (note 17(c)). The net proceeds from the sale, approximately $16.4 million, were used to repay Senior Debt. In conjunction with the sale, the bank syndicate agreed to forebear on their rights under the Senior Debt agreement and enter into a fourth amendment with the Senior Debt facility.

The effect of the fourth amendment was that the bank syndicate agreed to exclude the effects of the U.S. asset sale for purposes of determining the Company's compliance with its financial covenants and have agreed not to take action with respect to certain defaults under the Senior Debt facilities provided that the Company satisfies certain conditions, including that the Company continues to make reasonable progress towards a transaction to reduce or refinance the Senior Debt by $16.0 million on or before June 15, 2001.

As at April 2, 2001, the Company was in discussions with certain parties with respect to possible transactions that would satisfy this condition; however, there is no assurance that the Company will be successful in its efforts to raise the required equity by June 15, 2001, and that the bank syndicate will continue to support the Company until the required financing is raised. Management has also taken steps to reduce costs and improve the ongoing profitability of the Company. On that basis, the Company believes

(In thousands of U.S. dollars unless otherwise stated)

that the "going concern" basis remains appropriate. If the "going concern" basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary to the carrying value of the assets and liabilities, the reported revenue and expenses and the balance sheet classifications used. The appropriateness of the "going concern" assumption is dependent upon, among other things, the ability to successfully raise the required or replacement financing and the ability to generate sufficient cash from future profitable operations to meet obligations as they become due.

2. Organization, Business and Summary of Significant Accounting Policies

Organization and business

The Company is a regional, integrated solid waste services company that provides collection, transfer, disposal and recycling services to commercial, industrial and residential customers in secondary markets in Canada and the Northern United States. The Company was incorporated in the Province of Ontario, Canada on May 23, 1997 in order to take advantage of consolidation opportunities in the solid waste services industry in Canada and the United States. As at December 31, 2000, the Company's operations were organized into service areas within two geographic territories: Canada (comprised of Eastern, Southwestern, Mid and Northern Ontario, Alberta and British Columbia) and the United States (Western New York, Central New York/Pennsylvania and Ohio). At December 31, 2000, the Company operated 11 transfer stations, 4 material recycling facilities and 1 landfill. The Company also operated, but did not own, 4 municipal landfills and 1 transfer station under term contracts. Subsequent to December 31, 2001, the Company disposed of substantially all of its U.S. operations (Note 17(c)).

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated on consolidation. All business acquisitions since the Company's inception have been accounted for using the purchase method of accounting and the results of operations of these businesses are included in the consolidated financial statements from their effective date of acquisition.

Foreign currency translation

Assets and liabilities of Canadian operations have been translated from Canadian dollars to United States dollars at the exchange rates in effect at the relevant balance sheet date, and revenue and expenses of Canadian operations have been translated from Canadian dollars to United States dollars at the weighted average exchange rates prevailing during the period. Unrealized gains and losses on translation of the Canadian operations are reported as a separate component of stockholders' equity and are included in comprehensive income (loss).

Business combinations and acquisitions

The Company allocates the cost of the acquired business to the assets acquired and the liabilities assumed based on estimates of fair values thereof. These estimates are revised during the allocation period as necessary when, and if, information regarding contingencies becomes available to define and quantify assets acquired and liabilities assumed. The allocation period varies but does not exceed one year.

In certain business combinations and acquisitions, the Company agrees to pay additional amounts to vendors contingent upon achievement by the acquired businesses of certain negotiated goals, such as targeted cash flow levels. Contingent payments, when determinable, are recorded as purchase price adjustments.

Cash and cash equivalents

Cash and cash equivalents are defined as cash and short-term highly liquid deposits with maturity dates of less than 90 days.

Concentration of credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company places its cash and cash equivalents only with high credit quality financial institutions. The Company's trade accounts receivables are not subject to a concentration of credit risk. The Company's customers are diversified as to both geographic and industry concentrations. The Company maintains an allowance for losses based on the expected collectibility of the accounts. Credit losses have been within management's expectations.

Property and equipment

Property and equipment are recorded at cost. Improvements or betterments which extend the life of an asset are capitalized. Expenditures for maintenance and repair costs are charged to operations as incurred. Gains and losses resulting from property or equipment retirements or disposals are credited or charged to cost of operations in the year of disposal. Depreciation is computed over the estimated useful lives using the straight-line method as follows:

Buildings……………………………………………………………………	10 to 25 years
Vehicles……………………………………………………………………..	10 years
Containers, compactors and recycling equipment…………………………..	5 to 12 years
Furniture, fixtures and other office equipment ………………...…………...	3 to 5 years
Leaseholds…………………………………………………………………	term of lease

Certain landfill site costs are capitalized, recorded at cost and are added to the estimated present value of the projected cell development costs to determine the amount to be amortized over the remaining estimated useful life of the site. Amortization is recorded on a units of consumption basis. In addition, the difference between the present value of the landfill's estimated final closure and post-closure costs and amounts accrued to date is accrued prospectively on a units of consumption basis over the remaining capacity of the landfill.

(In thousands of U.S. dollars unless otherwise stated)

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets of acquired businesses and is amortized on a straight-line basis over the period of expected benefit of 40 years. Accumulated amortization was $6,226, $3,528 and $1,568 at December 31, 2000, 1999 and 1998, respectively.

Should events or circumstances occur subsequent to the acquisition of a business, which bring into question the realizable value of the related goodwill, the Company will re-evaluate the remaining useful life of goodwill and make adjustments, if necessary. The carrying value would be reduced to the estimated fair value if it becomes probable that the Company's best estimate for expected future non-discounted cash flows of the business would be less than the carrying amount.

Other intangibles and non-current assets

Other intangibles and non-current assets include disposal agreements, significant municipal customer contracts and non-compete agreements related to acquisitions and deferred financing costs and are recorded at their cost, less accumulated amortization. Amortization is charged on a straight-line basis over the life of the contracts or agreements, which range from 3 to 10 years. Accumulated amortization was $3,247, $2,247 and $912 at December 31, 2000, 1999 and 1998, respectively.

Fair value of financial instruments

The book values of the cash and cash equivalents, bank overdraft, accounts receivable, accounts payable and accrued expenses and other current liabilities approximate their respective fair values due to the short-term nature of these instruments. The Company's long-term debt instruments that are outstanding as at December 31, 2000 have carrying values that approximate their respective fair values based on the current rate offered to the Company for debt with similar market risk and maturities. See Note 7 for the terms and carrying values of the Company's various debt instruments.

Derivative financial instruments

From time to time, the Company uses derivatives to manage interest rate and currency risk. The Company's policy is to use derivatives for risk management purposes only, and it does not enter into such contracts for trading purposes. The Company enters into derivatives only with high credit quality financial institutions.

Instruments accounted for as hedges must be effective at managing risk associated with the exposure being hedged and must be designated as a hedge at the inception of the hedge contract. Accordingly, changes in market values or cash flows of hedge instruments must have a high degree of inverse correlation with changes in market values or cash flows of the underlying hedged items. Under hedge accounting treatment, current period income is not affected by the increase or decrease in the fair market value of derivative instruments as these instruments are not reflected in the financial statements at fair market value. Early termination of a hedging instrument does not result in recognition of immediate gain or loss

except in those cases when the debt instruments to which a contract is specifically linked are terminated.

Environmental costs

The Company accrues for costs associated with environmental remediation obligations when such costs are probable and can be reasonably estimated. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Cost of future expenditures for environmental remediation obligations are not discounted to their present value. Environmental liabilities and apportionment of responsibility among potentially responsible parties are accounted for in accordance with the guidance provided by the Statement of Position 96-1 ("SoP 96-1") "Environmental Remediation Liabilities".

Accrued closure and post-closure costs

As of December 31, 2000, the Company owned one landfill and, accordingly, accrued for an estimated $121 of landfill closure and post-closure costs. Accrued closure and post-closure costs represent an estimate of the future obligation associated with closure and post-closure monitoring of the non-hazardous solid waste landfill owned by the Company. Site specific closure and post-closure engineering cost estimates are prepared for the landfill owned by the Company. The impact of changes determined to be changes in estimates, based on an annual update, will be accounted for on a prospective basis. The present value of estimated future costs are accrued based on accepted tonnage as permitted landfill airspace is consumed. The Company estimates the amounts and timing of payments related to closure and post-closure costs and discounts these future costs. As at December 31, 2000, the Company applied a 7.5% discount factor to closure and post-closure costs.

Revenue recognition

The Company recognizes revenue when waste removal services are completed. Amounts billed to customers, prior to providing the related services, are deferred and reported as revenues in the period in which the services are rendered. Long-term service contracts are reviewed on a regular basis for losses. Full provision for anticipated losses is made in the period when the likelihood of a loss has been established.

Income taxes

The Company uses the liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws expected to be in effect when the differences are expected to reverse. Deferred tax assets include tax loss and credit carry-forwards and are reduced by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

(In thousands of U.S. dollars unless otherwise stated)

Net income (loss) per share information

Net income (loss) per share has been computed in accordance with the statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128").

Basic earnings per share are calculated by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the dilution that would occur if the dilutive securities and other contracts to issue common stock were exercised or converted into common stock at the beginning of the period.

Deferred financing costs and initial public offering costs

Costs associated with arranging the Company's Term Loan and Credit Facility agreements have been deferred and are being written off over the term of the debt. Costs associated with the Company's initial public offering were deferred until the offering was completed, at which time they were netted against the proceeds raised.

New accounting pronouncements

a) Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133")

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133") will be adopted by the Company effective January 1, 2001. FAS 133 established accounting and reporting standards requiring that all derivative instruments be recorded in the balance sheet either as an asset or a liability at their fair values. The statement requires that changes in the derivatives' fair value be recognized in earnings unless specified hedge accounting criteria are met. The Company will not account for the derivatives held at December 31, 2000 as hedges when it adopts FAS 133. As a result, the Company will record a transition loss of approximately $147 in its consolidated statement of operations for 2001 as a cumulative effect of a change in accounting principle.

b) SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements"

In preparing its financial statements for the year ended December 31, 2000, the Company reviewed its revenue recognition accounting policies in the context of SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which is applicable for the Company's quarter ended December 31, 2000. The adoption of SAB 101 did not have a material impact on its consolidated financial statements.

Reclassifications

Certain 1999 and 1998 financial statement amounts have been reclassified to conform with the 2000 presentation.

CAPITAL ENVIRONMENTAL RESOURCE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars unless otherwise stated)

3. Business Combinations and Asset Acquisitions

During the year ended December 31, 2000, the Company acquired three solid waste collection businesses and one landfill operation. During the years ended December 31, 1999 and 1998, the Company acquired 19 and 16 solid waste operations, respectively. The assets acquired and liabilities assumed were accounted for by the purchase method of accounting and include the following:

	2000	1999	1998
Net current assets (liabilities)	$ 37	$ (722)	$ (1,731)
Property and equipment	6,416	11,712	6,775
Goodwill and other intangibles	1,684	37,575	40,080
Total assets acquired	8,137	48,565	45,124
Less: long-term deferred obligations	134	1,418	1,108
deferred taxes	-	563	290
Net cost of acquisition	$ 8,003	$ 46,584	$ 43,726

The acquisitions were financed as follows:

	2000	1999	1998
Cash	$ 7,869	$ 45,667	$ 32,550
Long-term debt assumed	134	851	2,298
Common stock and common stock options	-	66	135
Redeemable common stock	-	-	8,743
	$ 8,003	$ 46,584	$ 43,726

Certain purchase agreements contain contingent purchase consideration. When the contingency is resolved, a liability is recorded and the amount is treated as additional purchase consideration.

The following unaudited condensed pro forma consolidated statement of operations information shows the results of the Company's operations for three-years ended December 31, 2000 and 1999 as if the acquisitions in 2000 and 1999 had occurred at the beginning of the years presented:

(unaudited)	2000	1999
Statement of operations data		
Revenue	$118,216	$110,325
Income (loss) from operations	(6,547)	13,235
Net income (loss)	(18,331)	3,315
Basic net income (loss) per common share	$ (2.55)	$ 0.65
Diluted net income (loss) per common share	$ (2.55)	$ 0.55
Pro forma weighted average number of shares		
Basic	7,196,627	5,069,446
Fully diluted	7,196,627	5,977,498

(In thousands of U.S. dollars unless otherwise stated)

These pro forma results have been prepared for comparative purposes only and are not necessarily indicative of the actual results of operations had the acquisitions taken place as of January 1, 1998, or the results of future operations of the Company. Furthermore, the pro forma results do not give effect to all cost savings or incremental costs that may occur as a result of the integration and consolidation of the acquisitions.

4. Property and Equipment

Property and equipment consist of the following as at December 31, 2000 and 1999:

	2000	1999
Land and buildings	$ 1,708	$ 1,073
Landfill site	4,584	-
Vehicles	35,113	25,956
Containers, compactors and recycling equipment	23,039	19,733
Furniture, fixtures and other office equipment and leaseholds	3,043	2,638
Total property and equipment	67,487	49,400
Less: Accumulated depreciation	16,588	8,708
Property and equipment, net	$ 50,899	$ 40,692

Included in property and equipment at December 31, 2000 are vehicles held under capital leases with a cost of $5,643 (1999 - $5,799) and accumulated depreciation of $1,038 (1999 - $574).

Depreciation expense for the year ended December 31, 2000 was $8,745 (1999 - $5,214; 1998 - $2,878). Included in 2000 depreciation expense is additional depreciation and writedowns of $1.1 million to reflect adjustments to estimated lives and the writedown to salvage value of certain equipment as a result of management's periodic review of property and equipment.

Based on current rates of utilization and on permitted airspace capacity, the life of the Company's landfill is in excess of 25 years. On a periodic basis, the Company updates the development cost estimates, closure and post-closure and future capacity estimates for the landfill. Future capacity estimates are updated using aerial surveys by third party engineers to estimate utilized disposal capacity and remaining disposal capacity. These cost and capacity estimates are reviewed and approved by senior management periodically. The Company expensed approximately $327 related to landfill amortization during the year ended December 31, 2000.

5. Goodwill

As a result of losses experienced by the Company's U.S. operations during fiscal 2000, the Company carried out a review for impairment of the long lived assets related to the U.S. operations and the related goodwill. Based on the estimated future undiscounted cash flows and after considering the proceeds of the subsequent sale of the U.S. assets which occurred on April 2, 2001 (Note 17(c)), the Company determined that the related goodwill was impaired and accordingly, as at December 31, 2000, an impairment loss of $13,500 was recorded to reduce the carrying amount of the goodwill associated with the U.S. assets to its estimated fair value.

(In thousands of U.S. dollars unless otherwise stated)

6. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following as at December 31:

	2000	1999
Accrued employee and subcontractor costs	$ 1,431	$ 1,285
Accrued disposal costs	1,961	2,199
Other accrued expenses and current liabilities	4,428	5,297
	$ 7,820	$ 8,781

7. Long-Term Debt

Long-term debt at December 31, 2000 and 1999 consists of the following:

	2000	1999
Senior debt	$ 96,798	$ 72,763
Subordinated promissory notes payable, bearing interest at 6.75%, repaid during 2000	-	10,850
Other subordinated promissory notes payable	67	521
Other long-term debt	1,063	2,215
	97,928	86,349
Less: current portion	29,444	12,123
	$ 68,484	$ 74,226

On January 29, 1999, the Company amended its Credit Facility to increase its available credit to $65.0 million from $44.1 million at December 31, 1998. The Company used the proceeds of its amended Credit Facility to redeem common stock issued to the sellers of Rubbish Removal Inc., to make permitted acquisitions for capital expenditures, to issue standby letters of credit and for general corporate purposes. On November 26, 1999, the Company further amended its Credit Facility to increase its available credit to $85.0 million. Also on November 26, 1999, the Company entered into a Term Loan for $25.0 million.

As at June 30, 2000 and September 30, 2000, the Company was in breach of certain financial covenants under its amended Credit Facility and Term Loan (the “Senior Debt”) agreements. The Company negotiated with its lenders and on December 4, 2000 signed a third amendment to the Senior Debt facilities.

Pursuant to the third amendment, the availability under the Senior Debt facilities was decreased to $103.0 million from $110.0 million. Under the third amendment, the availability under the Credit Facility and Term Loan will be mandatorily reduced at each calendar quarter end by $765 and $235 per quarter, respectively in 2001 and further reduced by $956 and $294 per quarter, respectively for each of the first three calendar quarters of 2002. The Term Loan has an additional commitment reduction of $3,398 on November 1, 2002 and terminates on November 27, 2004. The Credit Facility terminates on November 1, 2002.

(In thousands of U.S. dollars unless otherwise stated)

In addition to the above-noted commitment reductions, the Senior Debt, subject to certain restrictions on the Term-Loan, has commitment reductions for annual excess cash flows, certain asset sales and upon the termination of certain hedging agreements. Additional events of default under the third amendment include a requirement to provide the Senior Debt lenders with a binding letter of commitment for an equity issuance or subordinated debt financing with net proceeds of $25.0 million by March 15, 2001 (Notes 1 and 17(b)) and to receive such proceeds by June 1, 2001. An additional requirement under the Credit Facility is to provide the lenders, by August 1, 2002, with a binding letter of commitment from one or more lenders in an amount sufficient to repay in full the Credit Facility.

The Senior Debt may be used for working capital, other general corporate purposes, and acquisitions approved by the lenders. The Senior Debt is collateralized by an interest in the real property of the Company, an interest in all of the present and future personal property of the Company, an assignment of all present and future property insurance of the Company, an assignment of all material contracts of the Company, the equity securities of the Company's subsidiaries and a general security interest in all of the assets of the Company.

The Senior Debt contains certain covenants and restrictions regarding, among other things, minimum equity requirements, maximum interest coverage ratios, maximum capital expenditures, maximum total debt to consolidated earnings before interest, depreciation, and taxes ratios and maximum total debt to equity ratios. Additionally, while the Senior Debt agreement remains in force, the Company is not permitted to pay cash dividends on its capital stock. As at December 31, 2000, the Company was in compliance with the covenants of its Senior Debt (Note 17(b)).

At December 31, 2000, the Company had, subject to the covenants and restrictions described in the preceding paragraph and including letters of credit, up to $1.4 million (December 31, 1999 - $34.6 million) of unused availability under the Senior Debt. The weighted average rate of interest on the Senior Debt for the year ended December 31, 2000 was 8.6% (1999 - 7.3%; 1998 - 7.0%).

The aggregate annual principal repayments required in respect of long-term debt as at December 31, 2000 are as follows:

2001	$ 29,444
2002	67,971
2003	110
2004	78
2005	57
Thereafter	268
	$ 97,928

Deferred financing costs at December 31, 2000 and 1999 were $2,804 and $2,931, respectively.

(In thousands of U.S. dollars unless otherwise stated)

8. Commitments and Contingencies

a) Leases

The following is a schedule of future minimum lease payments at December 31, 2000:

	Operating	Capital
2001	$ 2,016	$ 1,296
2002	1,547	1,269
2003	1,251	1,299
2004	558	730
2005	283	-
Thereafter	894	-
	$ 6,549	4,594
Less: amount representing interest		625
		3,969
Less: current portion of capital lease obligations		1,011
Long-term capital lease obligations		$ 2,958

Total rent expense, under operating leases charged to operations, was approximately $2,062 for the period ended December 31, 2000 (1999 - $1,583; 1998 - $932).

The Company leases certain heavy equipment and hauling vehicles under leases that qualify for treatment as capital leases. The assets related to these leases have been capitalized and are included in property and equipment.

b) Performance bonds and letters of credit

Municipal solid waste services contracts, permits and licences to operate transfer stations and recycling facilities may require performance or surety bonds, letters of credit or other means of financial assurance to secure contractual performance. As of December 31, 2000, the Company had provided customers and various regulatory authorities with such bonds and letters of credit amounting to approximately $10.2 million (1999 - $8.0 million) to collateralize its obligations. If the Company was unable to obtain performance or surety bonds or letters of credit in sufficient amounts or at acceptable rates, it could be precluded from entering into additional municipal solid waste services contracts or obtaining or retaining landfill, transfer station, recycling facility or operating permits and licences.

c) Environmental risks

The Company is subject to liability for environmental damage that its solid waste facilities may cause, including damage to neighboring landowners or residents, particularly as a result of the contamination of soil, groundwater or surface water, and especially drinking water, including damage resulting from conditions existing prior to the acquisition of such facilities by the Company. The Company may also be subject to liability for any off-site environmental contamination caused by pollutants or hazardous substances whose transportation, treatment or disposal was arranged by the Company or its predecessors.

CAPITAL ENVIRONMENTAL RESOURCE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars unless otherwise stated)

Any substantial liability for environmental damage incurred by the Company could have a material adverse effect on the Company's financial condition, results of operations or cash flows. As at the date of these financial statements, the Company is not aware of any such environmental liabilities that would be material to the Company's operations or financial condition.

d)   Legal proceedings

In the normal course of its business and as a result of the extensive governmental regulation of the solid waste industry, the Company may periodically become subject to various judicial and administrative proceedings involving federal, state, provincial or local agencies. In these proceedings, an agency may seek to impose fines on the Company or to revoke or deny renewal of an operating permit held by the Company. From time to time, the Company may also be subject to actions brought by citizens' groups or adjacent landowners in connection with the permitting and licensing of landfills and transfer stations, or alleging environmental damage or violations of the permits and licences pursuant to which the Company operates.

In addition, the Company may become party to various claims and suits pending for alleged damages to persons and property, alleged violations of certain laws and alleged liabilities arising out of matters occurring during the normal operation of the waste management business. However, as at December 31, 2000, there was no current proceeding or litigation involving the Company that the Company believes will have a material adverse impact on the Company's business, financial condition, results of operations or cash flows.

On October 12, 1999, Lynn Bishop and L&S Bishop Enterprises Inc. (collectively "Bishop") commenced an action against the Company, Capital Environmental Alberta Inc. and Tony Busseri, the former Chairman of the Company, in which Bishop claims damages in the aggregate amount of approximately $7.5 million. The claim includes $2.0 million for alleged wrongful termination, $5.1 million for misrepresentations allegedly made in connection with the Share Purchase Agreement, dated as of November 1, 1997, among Lynn Bishop, L&S Bishop Enterprises Inc., the Company and Western Waste Services Inc. (the "Share Purchase Agreement"), as well as $0.3 million for punitive damages. The Company believes that Bishop's claims are wholly without merit, and that Lynn Bishop's employment was terminated for just cause and that it has no further obligation to Bishop beyond the contingent payment described in Note 8(e). The Company is defending the claim and has issued a counterclaim against Bishop, and does not believe the outcome will have a material adverse impact on the Company's business, financial condition, results of operations or cash flows. Accordingly, the Company has not made a provision for this claim in these financial statements.

Allen Fracassi and Granvin Investments Inc., a company controlled by Allen Fracassi, (collectively the "Plaintiffs") commenced an action on August 3, 2000 against the Company and others in connection with the Company's initial public offering in June 1999 and in connection with alleged misrepresentations regarding a third-party purchaser of the Plaintiffs' shares for which the Plaintiffs claim damages in the aggregate of $2.0 million. The Company is vigorously defending the claims and believes that the claims against it are wholly without merit.

(In thousands of U.S. dollars unless otherwise stated)

e) Contingent payment related to acquisitions

In connection with the acquisition of Western Waste from L&S Bishop Enterprises ("L&S"), the Company may have to make an additional payment to L&S. The acquisition agreement provided that if L&S sold up to 112,323 shares in the future and if, at that time, the price of the Common Stock is less than C$21.67 per share, the Company would have to make up the shortfall. This agreement was subject to a 180-day lock-up agreement, which expired on December 8, 1999. The Company has been advised that L&S has sold the aforementioned shares resulting in a shortfall of approximately $1 million. However, in view of the litigation referred to in Note 8(d) challenging the Share Purchase Agreement, the obligation of the Company, if any, will not be recorded until the litigation is settled.

9. Derivative Financial Instruments

Concurrent with the amendment of the Term Loan, as described in Note 7, the Company was required to enter into a foreign exchange/interest rate cross swap agreement to reduce its exposure to fluctuations in exchange rate changes between the Canadian and United States dollars. The transaction effectively converted the Term Loan from a United States dollar denominated United States LIBOR interest rate based loan into a Canadian dollar denominated Canadian Bankers Acceptance interest rate based loan. As at December 31, 1999, this cross swap instrument effectively converted the Term Loan into a C$36,725 loan bearing interest at the Canadian Bankers Acceptance interest rate.

The cross swap agreement was structured to hedge the principal amount outstanding under the life of the Term Loan agreement. The fair value of the cross swap agreement as at December 31, 1999 was $357, which reflects the estimated amount the Company would have to pay to terminate the cross swap agreement.

Under the terms of the Loan Agreement, the Company was required, prior to the end of the second quarter of its 2000 fiscal year, to effectively fix or cap interest rates on not less than $25.0 million of debt under the Loan Agreement. As of December 31, 2000, this interest rate hedge agreement was no longer required and the Company had C$24.7 million of interest rate caps in place at a blended rate of 7.0% expiring in April 2003.

During fiscal 2000, in conjunction with the further amendments to the Senior Debt facilities, the Company was no longer required to maintain the foreign exchange/cross swap agreement. The Company terminated the cross swap agreement resulting in net cash proceeds of $665.

10. Redeemable and Convertible Stock

a) Convertible Preference Stock

On July 11, 1997, the Company issued 8,000 shares of redeemable convertible preference stock at a price of C$1,000 per share for net proceeds of $5,748 cash in a private placement. Each preference share was convertible at the option of the holder or automatically convertible into 138.47 Common Shares upon completion of a "qualifying initial public offering". On June 8, 1999, the convertible preference shares were converted

(In thousands of U.S. dollars unless otherwise stated)

into 1,107,750 Common Shares. No convertible preference stock remained authorized or outstanding as at December 31, 1999 (December 31, 1998 - 8,000).

b) Class "B" Special Stock

On November 1, 1997, the Company issued 400,000 redeemable convertible Class "B" Special shares valued at $7,455 in exchange for the remaining outstanding common stock of Western Waste. The Class "B" Special Stock was automatically convertible into Common Stock on completion of a "qualifying public offering". The holders could otherwise require the Company to redeem such shares at a specified price of C$21.67 per share. On June 8, 1999, the Class "B" Special Stock was converted into 484,645 Common Shares on completion of the initial public offering ("IPO"). In satisfaction of the shortfall of the price of the initial public offering, the Company paid the holder an additional $459. In addition, it agreed to pay the holder an additional payment if the holder elected to sell up to 112,323 shares in the future, based on the shortfall if the selling price is less than C$21.67 per share. No Class "B" Special Stock remained authorized or outstanding as at December 31, 1999 (December 1998 - 400,000) (Note 8(d)).

c) Redeemable Common Stock

On January 2, 1998, in connection with a business acquisition, the Company issued 500,175 Redeemable Common Shares valued at $5,202. In February 1999, the Company redeemed the 500,175 shares for cash of $6,900. The excess of the redemption price over the value of the Redeemable Common Shares of $1,698 was accounted for as additional purchase consideration in fiscal 1998.

On October 1, 1998, in connection with a business acquisition, the Company issued 280,240 Redeemable Common Shares valued at $3,541. The Common Shares were redeemable for $4,250 if an IPO was not completed by December 31, 1999. To the extent that the IPO price was less than $15.60 per share, the Company was obligated to issue additional Common Shares such that the value of the Common Stock at the date of the IPO was $4,250. On June 8, 1999, the Redeemable Common Shares were converted into 280,240 Common Shares, and an additional 106,128 Common Shares were issued in satisfaction of the obligation. No Redeemable Common Shares remained authorized or outstanding as at December 31, 1999 (December 31, 1998 - 780,415).

11. Capital Stock

Changes in Capital Stock:

a) Common and Preferred Stock

The Company has an unlimited number of Preferred Shares, issuable in series. As of December 31, 2000, there were no Preferred Shares authorized or outstanding.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars unless otherwise stated)

On April 27, 1999, the stockholders of the Company approved a split of the Company's Common Stock whereby 1.3847 Common Shares were issued for each previously outstanding Common Share. All Common Shares and per Common Share data in the financial statements have been restated to give retroactive effect to this 1.3847 for 1 stock split.

	Shares	Amount
December 31, 1997	1,427,774	$ 799
Shares issued for cash	553,869	6,595
Shares issued for acquisitions	12,115	134
December 31, 1998	1,993,758	7,528
Shares issued for cash on initial public offering	3,188,550	32,019
Shares issued on conversion of redeemable and convertible stock	1,978,763	17,453
Shares issued for acquisitions	4,784	66
Shares issued on exercise of warrants	30,772	-
December 31, 1999 and 2000	7,196,627	$ 57,066

b) Stock option and option grants

Under the 1997 Stock Option Plan, the Company may grant options to acquire Common Shares up to a maximum of 10% of the then issued and outstanding Common Shares on an as converted basis. All of the options issued under the 1997 plan vested on completion of the initial public offering of the Company's securities. No options will remain exercisable later than five years after the grant date, unless the Board of Directors determines otherwise.

Under the 1999 Stock Option Plan, the Company may grant options to acquire Common Shares up to a maximum of 19% of the then issued and outstanding shares of Common Stock and Common Stock equivalents, including stock options issued under the 1997 Stock Option Plan. Options granted to non-employee directors will generally vest one year from the date of grant. Options granted to employees become exercisable only after the second anniversary of the grant date unless otherwise determined by the Compensation Committee. No option will remain exercisable later than five years after the grant date, unless the Compensation Committee determines otherwise. Upon a change of control event, options become immediately exercisable.

All options granted have been granted at or above market price. The weighted average exercise price of the aggregate outstanding options at December 31, 2000 was C$11.32 (or $7.80) compared to C$14.70 and C$13.06 (or $10.12 and $8.49) at December 31, 1999 and 1998, respectively. The weighted average contractual life of the options outstanding as at December 31, 2000 was 2.9 years. Certain of the Company's options are priced in Canadian dollars and certain options are priced in U.S. dollars. Stock option activity for each of the years ended December 31, 2000, 1999 and 1998 is as follows:

CAPITAL ENVIRONMENTAL RESOURCE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars unless otherwise stated)

	2000	1999	1998
Options outstanding, beginning of year	1,004,301	509,568	173,779
Options granted during the year	412,041	570,122	335,789
Options cancelled during the year	(398,008)	(75,389)	-
Options outstanding, end of year	1,018,334	1,004,301	509,568
Options exercisable, end of year	522,640	495,721	-
Weighted average price: (C$)			
Options granted	-	$18.05	$16.08
Options cancelled	$16.85	$18.05	-
Options exercisable	$12.00	$12.92	-
Options outstanding, end of year	$12.00	$12.92	$13.06
Option price ranges: (C$)			
Options granted	-	$18.05	$14.14-18.05
Options cancelled	$7.22-18.05	$18.05	-
Options outstanding, end of year	$7.22-18.05	$7.22-18.05	$7.22-18.05
Weighted average price: (US$)			
Options granted	$4.36	$11.35	-
Options cancelled	$9.66	$12.00	-
Options outstanding, end of year	$7.84	$11.32	-
Option price ranges: (US$)			
Options granted	$3.46-5.79	$5.30-14.50	-
Options cancelled	$4.00-12.00	$12.00	-
Options outstanding, end of year	$3.46-14.50	$5.30-14.50	-

As permitted by the Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation", the Company applies APB 25 in accounting for options to acquire Common Shares. As a result, no compensation cost has been recognized as options have been granted at market value. Had compensation cost been determined based on the fair value of the options at the grant date consistent with the methodology in SFAS No. 123, the Company's historical net income (loss) and net income (loss) per share for the year would have been as follows:

	2000	1999	1998
Net income (loss) - Historical basis:			
as reported	$ (18,281)	$ 3,023	$ 1,193
SFAS 123 adjustment	(1,196)	(1,093)	(314)
Pro forma	$ (19,477)	$ 1,930	$ 879
Basic net income (loss) per share:			
As reported	$ (2.54)	$ 0.60	$ 0.52
Pro forma	$ (2.71)	$ 0.38	$ 0.38

(In thousands of U.S. dollars unless otherwise stated)

As permitted under SFAS 123, the fair value of options granted up to December 31, 2000 was estimated using the Black-Scholes option pricing model using the following assumptions:

Annual dividend yield	0%
Weighted-average expected lives (years)	3 years
Risk-free interest rate	5.5% to 6.2%
Volatility	60% to 72%

This resulted in a weighted-average grant-date fair value of options granted of $3.55 (1999 - $3.60; 1998 - $1.60). The 1998 amount was calculated using the Minimum Value Method.

c) Stock purchase warrants

In 1997, the Company issued 123,084 warrants to certain founding stockholders at an exercise price of C$0.007 per share expiring July 15, 2002. During the year ended December 31, 1999, 30,772 Common Shares were issued on exercise of warrants. At December 31, 2000, the aggregate warrants outstanding entitled holders to purchase 92,312 Common Shares.

d) Shareholder rights plan

On September 2, 1999, the Company adopted a Shareholder Rights Plan (the "Plan"). Under the terms of the Plan, Common Share purchase rights (the "Rights") were distributed at the rate of one Right for each Common Share held. Each Right will entitle the holder to buy 1/100th of a Common Share of the Company at an exercise price of $60.00. The Rights will be exercisable and will trade separately from the Common Shares only if a person or group acquires beneficial ownership of 20% or more of the Company's Common Shares or commences a tender or exchange offer that would result in owning 20% or more of the Common Shares (unless the Board of Directors determines that the acquisition is fair to all shareholders and amends the Plan to permit the acquisition). If either of these events occurs, the Rights will entitle each holder to receive, upon exercise, a number of Common Shares (or, in certain circumstances, a number of Common Shares in the acquiring company) having a Current Market Price (as defined in the Plan) equal to approximately two times the exercise price of the Right. The Rights will not be exercisable with respect to the share ownership of Environmental Opportunities Fund I, Environmental Opportunities Fund II and Sanders Morris Mundy Inc. and any affiliate or associate thereof that already own more than 20% of the Company's Common Shares as long as these persons, along with their affiliates and associates, do not acquire beneficial ownership of 30% or more. The number of Rights outstanding is subject to adjustment under certain circumstances, and all Rights expire on September 30, 2009.

12. Income Taxes

At December 31, 2000, the Company had approximately $22.6 million of accumulated net operating loss carry-forwards for income tax purposes. Most of these net operating loss carry-forwards do not expire until 2004 to 2007, and their use is not subject to any annual limitations. The benefit from these losses has been reflected in these financial statements as

(In thousands of U.S. dollars unless otherwise stated)

deferred income tax assets. Where management believes that there is sufficient doubt regarding the Company's ability to realize the benefit of these tax assets, a valuation allowance is recorded.

The income tax provision (benefit) for the periods ended December 31, 2000, 1999 and 1998 consists of the following:

	2000	1999	1998
Current			
Canada	$ 1,508	$ 1,123	$ 200
United States	(22)	285	-
	1,486	1,408	200
Deferred			
Canada	418	519	523
United States	(894)	126	17
	(476)	645	540
	$ 1,010	$ 2,053	$ 740

The reconciliation of the difference between income taxes at the Canadian statutory rate and the income tax provision for the years ended December 31, 2000, 1999 and 1998 is as follows:

	2000	1999	1998
Taxes at combined Canadian federal and provincial statutory rate	$ (7,572)	$ 2,265	$ 870
Effect of lower tax rates applicable to U.S. income	572	(77)	(47)
Non-deductible expenses	5,651	858	490
Recognition of losses not previously booked and other benefits	-	(1,181)	(673)
Valuation allowance	2,318	-	-
Large corporations tax	41	188	100
Income tax provision	$ 1,010	$ 2,053	$ 740

Significant components of the Company's deferred income tax assets and liabilities were as follows as of December 31, 2000 and 1999:

	2000	1999
Deferred income tax assets		
Tax benefit related to net operating loss carry-forwards	$ 8,622	$ 4,175
Less valuation allowance	2,318	-
	6,304	4,175
Deferred income tax liabilities		
Property, equipment, deductible goodwill and other intangibles	(5,617)	(3,813)
Net deferred income tax assets	$ 687	$ 362

(In thousands of U.S. dollars unless otherwise stated)

13. Net Income (Loss) Per Share Information

The following table sets forth the calculation of the numerator and denominator used in the computation of basic and diluted net income (loss) per share for the periods ended December 31, 2000, 1999 and 1998:

	2000	1999	1998
Numerator			
Net income (loss)	$ (18,281)	$ 3,023	$ 1,193
Denominator			
Weighted average shares outstanding - basic	7,196,627	5,068,607	2,304,847
Dilutive effect of stock options and warrants outstanding	-	214,375	276,920
Common Shares issuable upon conversion of redeemable and convertible stock	-	693,677	1,592,405
Weighted average shares outstanding - diluted	7,196,627	5,976,659	4,174,172
Basic earnings (loss) per share	$ (2.54)	$ 0.60	$ 0.52
Diluted earnings (loss) per share	$ (2.54)	$ 0.51	$ 0.29

The diluted earnings per share calculation for 2000 excludes the conversion of stock options and warrants issued because the impact would have been anti-dilutive.

14. Supplemental Disclosures of Cash Flow Information and Non-cash Transactions

a) Cash flow information for the periods ended December 31, 2000, 1999 and 1998

	2000	1999	1998
Cash paid for interest	$9,367	$5,902	$3,279
Cash paid for income taxes	$2,626	$1,073	$ 205

b) Non-cash transactions

	2000	1999	1998
Value of acquisitions partially or totally effected by the issue of capital stock	$ -	$ 66	$8,878
Value of acquisitions partially or totally effected by the issuance of the Company's debt	$ -	$ 327	$ 529
Assets acquired under capital lease	$ 110	$3,711	$1,237

(In thousands of U.S. dollars unless otherwise stated)

15. Segment Information

Management principally views and manages the business by geography, with each geographic segment's revenues being comprised of revenue from collection, transfer, disposal and recycling services. The tables below present certain segment information of the Company as at and for the year ended December 31, 2000, 1999 and 1998:

	Canada		United States		Total
	$	%	$	%	$
2000					
Revenues	90,410	77.3	26,598	22.7	117,008
Operating expenses	83,097	67.2	40,533	32.8	123,630
Income (loss) from operations	7,313	(110.4)	(13,935)	210.4	(6,622)
Total assets	134,379	87.9	18,580	12.1	152,959
Long lived assets	108,563	82.6	22,945	17.4	131,508
Interest and financing expense	8,333	78.3	2,316	21.7	10,649
Depreciation and amortization	9,860	80.9	2,321	19.1	12,181
Income tax (provision) recovery	(1,926)	190.7	916	(90.7)	(1,010)
Expenditures for additions to fixed assets	12,208	84.4	2,264	15.6	14,472

	Canada		United States		Total
	$	%	$	%	$
1999					
Revenues	72,027	73.8	25,524	26.2	97,551
Operating expenses	63,809	74.0	22,434	26.0	86,243
Income from operations	8,218	72.7	3,090	27.3	11,308
Total assets	127,640	78.6	34,674	21.4	162,314
Long lived assets	102,245	73.7	36,527	26.3	138,772
Interest and financing expense	4,845	77.8	1,387	22.2	6,232
Depreciation and amortization	6,393	78.6	1,741	21.4	8,134
Income tax provision	1,642	80.0	411	20.0	2,053
Expenditures for additions to fixed assets	5,289	72.7	1,984	27.3	7,273

(In thousands of U.S. dollars unless otherwise stated)

	Canada		United States		Total
	$	%	$	%	$
1998					
Revenues	42,042	67.7	20,014	32.3	62,056
Operating expenses	38,713	67.9	18,271	32.1	56,984
Income from operations	3,329	65.6	1,743	34.4	5,072
Total assets	66,466	67.6	31,871	32.4	98,337
Long lived assets	56,175	67.3	27,245	32.7	83,420
Interest and financing expense	2,222	70.8	917	29.2	3,139
Depreciation and amortization	3,684	75.3	1,206	24.7	4,890
Income tax provision	723	97.7	17	2.3	740
Expenditures for additions to fixed assets	4,018	81.2	929	18.8	4,947

16. Gain On Fixed Assets

During 1999, a fire destroyed one of the Company's combined material recycling and transfer station operating facilities. The Company's material recycling and other heavy equipment was insured for replacement cost and the Company recognized a gain of approximately $1.1 million on replacement of the destroyed assets in 1999. Included in prepaid expenses and other assets is $506 (1999 - $149) in respect of the estimated business interruption settlement and $NIL (1999 - $1,088) in respect of the replacement cost of the assets destroyed.

17. Subsequent Events

(a) Options granted in 2001

Subsequent to December 31, 2000, the Company granted additional options to acquire 43,694 Common Shares to employees, officers and directors of the Company in accordance with the Company's 1999 Stock Option Plan at an average price of $2.55 per share.

(b) Default under Senior Debt facilities

As described in Note 7, a condition of the third amendment included a requirement to provide the bank syndicate with a binding letter of commitment for an equity issuance or subordinated debt financing with net proceeds of $25.0 million by March 15, 2001. On March 15, 2001, the Company provided a notice of default to its bank syndicate indicating that the binding letter of commitment condition was not met and as a result the Company was in default of its Senior Debt.

In conjunction with the Company's sale of substantially all of its U.S. assets (Note 17(c)), the bank syndicate agreed to forebear on their rights under the Senior Debt agreement and entered into a fourth amendment with the Senior Debt facility on March 30, 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars unless otherwise stated)

The effect of the fourth amendment was that the bank syndicate agreed to exclude the effects of the U.S. asset sale for purposes of determining the Company's compliance with its financial covenants and has agreed not to take action with respect to certain defaults under the Senior Debt facilities provided that the Company satisfies certain conditions, including that it continues to make reasonable progress towards a transaction to reduce or refinance the Senior Debt by $16.0 million on or before June 15, 2001. As at April 2, 2001, the Company was in discussions with certain parties with respect to possible transactions that would satisfy this condition; however, there is no assurance that the Company will be successful in its efforts.

(c)   U.S. asset sale

On April 2, 2001, the Company entered into an agreement with Waste Management, Inc. for the sale of substantially all of its assets used in connection with its operations in Rochester, New York; Syracuse, New York; and Williamsport, Pennsylvania for a total sale price of approximately $21.0 million.

The net cash proceeds (after taking into account a holdback plus transaction and other related costs) from the transaction, approximately $16.4 million, were used to repay Senior Debt.

Unaudited pro forma data for the year ended December 31, 2000 giving effect to the sale as if it had occurred as at January 1, 2000 is as follows:

	Pro forma unaudited	Actual
Revenues	$ 97,187	$ 117,008
Operating income	5,735	(6,622)
Loss	(3,845)	(18,281)
Basic loss per share	$ (0.53)	$ (2.54)
Diluted loss per share	$ (0.53)	$ (2.54)

18. Reconciliation from United States GAAP to Canadian GAAP

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States which are similar, in all material respects for the Company, with accounting principles generally accepted in Canada, except that the concept of comprehensive income (loss) is not recognized under Canadian GAAP. Accordingly, under Canadian GAAP, the Consolidated Statements of Comprehensive Income (Loss) would not be presented, and the accumulated other comprehensive loss, as presented in the Consolidated Statement of Stockholders' Equity, would be referred to as cumulative foreign currency translation adjustments.

With the exception of the above-noted item, no further adjustments are required in order to present these financial statements in accordance with accounting principles generally accepted in Canada.